      As filed with the Securities and Exchange Commission on June 12, 1997

                                                     Registration No. 333-25593
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 4
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933
                             ---------------------
                       SYSCOMM INTERNATIONAL CORPORATION
            (exact name of Registrant as specified in its charter)


             Delaware                        5081 1731                      11-2889809
(State or other jurisdiction of     (Primary Standard Industrial         (I.R.S. Employer
incorporation or organization)        Classification Number)           Identification Number)


                             275 Marcus Boulevard
                           Hauppauge, New York 11788
                                (516) 273-3200
(Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------
                              John H. Spielberger
         Chairman of the Board, President and Chief Executive Officer
                             275 Marcus Boulevard
                           Hauppauge, New York 11788
                     (516) 273-3200 o (516) 952-3788 (fax)
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                  Copies to:

     Raymond S. Evans, Esq.                      Martin Todtman, Esq.
     Norman M. Friedland, Esq.                   Beth S. Barash, Esq.
     David M. Kastin, Esq.                       Todtman, Young, Nachamie, Hendler & Spizz, P.C.
     Ruskin, Moscou, Evans & Faltischek, P.C.    425 Park Avenue
     170 Old Country Road                        New York, New York 10022
     Mineola, New York 11501                     (212) 754-9400 o (212) 754-6262 (fax)
     (516) 663-6600 o (516) 663-6641 (fax)

                            ---------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                              ---------------------

                        CALCULATION OF REGISTRATION FEE

===========================================================================================================================
                                                               Proposed Maximum     Proposed Maximum
Title of each Class of Securities to    Number of Shares to     Offering Price     Aggregate Offering       Amount of
           be Registered                 be Registered (1)      per Share (2)          Price (2)         Registration Fee
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value .........          1,725,000           $5.50              $9,487,500            $  2,875.00
---------------------------------------------------------------------------------------------------------------------------
Representative's Common Stock
 Purchase Warrants  ..................            150,000            $.001                $150                        (3)
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value (4) .                150,000           $8.80              $1,320,000            $    400.00
---------------------------------------------------------------------------------------------------------------------------
Total Fee   .............................................................................................    $  3,275.00*
===========================================================================================================================

(1) Includes 225,000 shares to cover the Underwriter's over-allotment option.

(2) Estimated solely for purposes of calculating the registration fee.
(3) No fee due pursuant to Rule 457(g).
(4) Reserved for issuance upon exercise of the Representative's Common Stock Purchase Warrants, together with such indeterminate number of shares which may be issuable as a result of anti-dilution adjustments.

* Previously, paid.

                            ---------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

===============================================================================

                       SYSCOMM INTERNATIONAL CORPORATION
            CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF
              INFORMATION REQUIRED BY ITEMS IN PART I OF FORM S-1

                         Item                                          Location in Prospectus
---------------------------------------------------------   -----------------------------------------------
 1. Forepart of Registration Statement and Outside
    Front Cover Page of Prospectus ......................   Outside front cover page
 2. Inside Front and Outside Back Cover Pages of
    Prospectus   ........................................   Inside front and outside back cover pages
 3. Summary Information, Risk Factors and Ratio of
    Earnings to Fixed Charges   .........................   Prospectus Summary; The Company;
                                                            Risk Factors; Business
 4. Use of Proceeds  ....................................   Use of Proceeds
 5. Determination of Offering Price .....................   Outside front cover page; Underwriting
 6. Dilution   ..........................................   Dilution
 7. Plan of Distribution   ..............................   Underwriting
 8. Description of Capital Stock to be Registered  ......   Description of Capital Stock
 9. Interests of Named Experts and Counsel   ............   Legal Matters; Experts
10. Information with Respect to the Registrant
  (a) Item 101 of Regulation S-K ........................   The Company; Business
  (b) Item 102 of Regulation S-K ........................   Business
  (c) Item 103 of Regulation S-K ........................   Business
  (d) Item 201 of Regulation S-K ........................   Dividend Policy; Underwriting; Description of
                                                            Capital Stock; Shares Eligible for Future Sale
  (e) Financial Statements ..............................   Summary Consolidated Financial Information;
                                                            Selected Consolidated Financial Data
  (f) Item 301 of Regulation S-K ........................   Selected Consolidated Financial Data
  (g) Item 302 of Regulation S-K ........................   Inapplicable
  (h) Item 303 of Regulation S-K ........................   Management's Discussion and Analysis of
                                                            Financial Condition and Results of Operations
  (i) Item 304 of Regulation S-K ........................   Experts
  (j) Item 401 of Regulation S-K ........................   Management
  (k) Item 402 of Regulation S-K ........................   Management
  (l) Item 403 of Regulation S-K ........................   Principal Stockholders
  (m) Item 404 of Regulation S-K ........................   Certain Transactions
  (n) Item 405 of Regulation S-K ........................   Inapplicable
11. Disclosure of Commission Position on Indemnification
  for Securities Act Liabilities ........................   Management

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION, DATED JUNE 12, 1997

PROSPECTUS

                       SYSCOMM INTERNATIONAL CORPORATION

                               1,500,000 Shares
                                 Common Stock

     SysComm International Corporation ("SysComm" or the "Company") is hereby offering 1,500,000 shares of Common Stock, $.01 par value per share ("Common Stock"). Prior to the offering (the "Offering"), there has been no public market for the Common Stock of the Company, and there can be no assurance that such a market will develop or be sustained. See "Underwriting."

     Application has been made to have the Common Stock approved for quotation on the NASDAQ National Market, under the symbol "SYCM." It is currently estimated that the initial public offering price of the Common Stock will be between $5.00 and $5.50 per share. See "Underwriting" for information relating to the factors to be considered in the initial public offering price.


                             ---------------------
Investors should carefully consider the factors set forth under "Risk Factors" commencing on page 7.
                            ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==========================================================================================
                                      Underwriting Discounts and
                   Price to Public         Commissions(1)          Proceeds to Company(2)
------------------------------------------------------------------------------------------
Per Share  ......     $                   $                             $
------------------------------------------------------------------------------------------
Total (3)  ......     $                   $                             $
==========================================================================================


(1) Does not include additional compensation to be received by Commonwealth Associates, as representative (the "Representative") of the several underwriters (the "Underwriters"), in the form of: (i) a non-accountable expense allowance in an amount equal to 1.5% of the gross proceeds derived from the Offering; (ii) an advisory fee equal to 1.5% of the gross proceeds derived from the Offering ("Advisory Fee"); and (iii) warrants (the "Representative's Warrants") to purchase up to 150,000 shares of Common Stock at a price equal to 160% of the initial public offering price, exercisable for a period of four years commencing one year from the date of this Prospectus. In addition, the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses of the Offering payable by the Company, including the non-accountable expense allowance and Advisory Fee, estimated at $______ ($______ if the Underwriters' Over-Allotment Option is exercised in full). See "Underwriting."


(3) The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to 225,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any (the "Over-Allotment Option"). If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $_______, $_______ and $_______, respectively. See "Underwriting."


                               ----------------

     The shares of Common Stock are being offered on a firm commitment basis by the Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by them, and subject to certain conditions. The Underwriters reserve the right to withdraw, cancel or modify the Offering and to reject any order in whole or in part. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about __________, 1997, at the office of Commonwealth Associates, New York, New York.


                             ---------------------

                            Commonwealth Associates


               The date of this Prospectus is _____________, 1997

                            [COMPANY ILLUSTRATIONS]












     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS, ON NASDAQ, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE, WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICES OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              ------------------

     Upon completion of the Offering, the Company will be subject to the reporting requirements of the Securities Exchange Act of 1934. The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by its independent auditors, and quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial statements.

                              PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety. Unless otherwise indicated, all information set forth herein (i) assumes an initial public offering price of $5.25 per share,
(ii) assumes no exercise of the Underwriters' Over-Allotment Option, and (iii) reflects a 2-for-1 split of Common Stock, effected on March 31, 1997, and an amendment to the Company's Certificate of Incorporation filed with the Secretary of State of Delaware on April 21, 1997, increasing the number of authorized shares of Common Stock and creating a new class of preferred stock. See "Description of Capital Stock."


                                  The Company

     SysComm International Corporation ("SysComm" or the "Company"), through its wholly owned subsidiary, Information Technology Services, Inc. ("InfoTech"), is a leading systems integrator and reseller of computer hardware, operating software and networking applications to Fortune 1000 companies. The Company provides its customers with cost efficient, comprehensive solutions that satisfy their information technology requirements. Since 1985, the Company's primary focus has been on the sale, integration and servicing of International Business Machine Corporation ("IBM") products including personal computers, mid-range systems based on the IBM RS/6000, servers, and the IBM AS/400. In addition, the Company integrates, resells and services products from manufacturers such as Hewlett Packard, Compaq, Apple, Microsoft, 3Com, Bay Networks and Novell.

     In March 1997, the Company commenced the assembly and sale of IBM PCs through IBM's Authorized Assembler Program (the "AAP") providing the Company with greater flexibility in meeting its customers' needs. The Company believes that this relationship with IBM will provide it with the opportunity to enhance its responsiveness to client specific requests and orders, and improve its operating efficiencies.

     A significant percentage of the Company's revenues are derived from sales to customers in the financial and investment communities. However, the Company's customer base also includes mid-size retailers, manufacturers, distributors, colleges, universities and state and local government agencies in the Northeastern United States. The Company's customers include:

Astra Pharmaceutical        CPC International                  Merrill Lynch
Boston College              Deutsche Bank                      Northeastern University
Boston Financial Group      Fidelity Investments               Oxford Healthcare
Brown Brothers Harriman     The Gillette Company               Pepsico
Cadbury-Motts               GTE Services Corp.                 The Pershing Division of
Carrier Corporation         Harvard University                  Donaldson Lufkin &
The Chase Manhattan Bank    Healthsource                        Jenrette
Citibank                    International Business Machines    Smith Barney
The City University of       Corporation                       The Stop & Shop
 New York                   J.P. Morgan                         Companies

     The Company intends to pursue new business by focusing on the sale and integration of high-end systems in financial, commercial, governmental, healthcare and educational areas. To this end, the Company has the following growth strategies: (i) targeting vertical markets, (ii) offering a complete line of IBM products, including IBM mainframe systems, (iii) expanding its role as an IBM Premier Business Partner, (iv) enhancing competitiveness through the IBM PC Authorized Assembler Program, and (v) expanding into other geographic regions through selected acquisitions and strategic alliances.

     The Company currently has five operating locations: it operates a distribution center, a computer configuration, integration and PC assembly facility and technical support service center from its Hauppauge, New York headquarters and conducts its sales operations from its headquarters and offices located in New York City, New York, Waltham, Massachusetts, Marlton, New Jersey, and North Haven, Connecticut.

     The Company's principal executive offices are located at 275 Marcus Boulevard, Hauppauge, New York 11788 and its telephone number is (516) 273-3200.

















IBM, AS/400, RS/6000, PC Server System/390, OS/2, Netfinity, Eduquest, and Lotus Notes are registered trademarks of International Business Machines Corporation. All other products are trademarks of their respective companies.

                                 The Offering

Common Stock Offered  ...   1,500,000 shares


Common Stock Outstanding
 Before Offering (1)  ...   3,170,540 shares

Common Stock Outstanding After

 Offering (1)............   4,670,540 shares


Use of Proceeds .........   The Company intends to use the net proceeds of the
                            Offering (i) to establish and operate an IBM PC assembly facility under IBM's Authorized Assembler
                            Program, including the lease or purchase of a building, (ii) to reduce the Company's interest bearing obligations to IBM Credit Corporation, (iii) for general corporate purposes including working capital, and (iv) for acquisitions. See "Use of Proceeds."

Proposed NASDAQ National
 Market Symbol...............................................................

Risk Factors ............   The Offering involves certain risks and immediate
                            substantial dilution. See "Risk Factors" and "Dilution."


------------
(1) Excludes 1,000,000 shares of Common Stock reserved for issuance under the Company's 1988 Stock Option Plan (of which 498,000 shares of Common Stock are issuable upon exercise of the stock options outstanding as of the date of this Prospectus) and 150,000 shares of Common Stock issuable upon exercise of the Representative's Warrants. See "Management -- Stock Option
   Plan" and  "Underwriting."

                  Summary Consolidated Financial Information

     The Summary Consolidated Financial Information set forth below was derived from the financial statements of the Company and should be read in conjunction with the financial statements and related notes thereto appearing elsewhere in this Prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                              Six Months Ended March 31,
                                                     Year Ended September 30,                        (unaudited)
                                         ------------------------------------------------   ------------------------------
                                              1994(1)           1995             1996            1996             1997
                                         --------------   --------------   --------------   --------------   -------------
Consolidated Statement of
 Operations Data:
Net sales  ...........................    $ 45,459,575      $ 55,195,507     $ 98,446,698    $ 38,042,823     $39,158,875
Cost of sales ........................      40,796,425        49,441,544       89,025,331      34,159,227      33,890,028
                                           ------------      ------------     ------------    ------------    ------------
Gross profit  ........................       4,663,150         5,753,963        9,421,367       3,883,596       5,268,847
Selling and administrative expenses .        3,406,316         4,079,184        5,028,812       2,382,727       2,957,149
                                           ------------      ------------     ------------    ------------    ------------
Income from operations ...............       1,256,834         1,674,779        4,392,555       1,500,869       2,311,698
Interest expense (net)    ............        (713,778)       (1,207,316)      (1,390,867)       (633,193)       (551,907)
Other income  ........................          39,630            37,126           63,151           7,964          57,324
Realized loss on available-for-sale
 securities   ........................               0                 0       (1,406,250)              0               0
                                           ------------      ------------     ------------    ------------    ------------
Income from continuing operations
 before income taxes   ...............         582,686           504,589        1,658,589         875,640       1,817,115
Provision for income taxes   .........         242,889           223,769          735,886         371,000         766,800
                                           ------------      ------------     ------------    ------------    ------------
Income from continuing operations .            339,797           280,820          922,703         504,640       1,050,315
Discontinued operations   ............       1,485,698                --               --              --              --
                                           ------------      ------------     ------------    ------------    ------------
Net income ...........................    $  1,825,495      $    280,820     $    922,703    $    504,640     $ 1,050,315
                                           ============      ============     ============    ============    ============
Per Share Data:
Income from continuing
 operations   ........................    $        .10      $        .08     $        .25    $        .14     $       .29
Income from discontinued
 operations   ........................    $        .43                --               --              --              --
Weighted average number of shares
 outstanding  ........................       3,448,900         3,614,040        3,677,290       3,686,040       3,668,540



                                             March 31, 1997
                                     -------------------------------
                                               (unaudited)
                                        Actual       As Adjusted (2)
                                     ------------   ----------------
Consolidated Balance Sheet Data:
Working capital ..................    $4,217,120        $10,788,638
Total assets .....................    24,543,969         24,543,969
Short term debt ..................     6,907,940            336,422
Long term debt  ..................        85,156             85,156
Stockholders' equity  ............     5,048,992         11,620,510


------------
(1) Includes sales of the Company's subsidiary, Romel Technology, Inc. (d/b/a
    MSG) of $4,127,768, which was sold in November 1993. The loss from this subsidiary was de minimis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 to Consolidated Financial Statements.


(2) As adjusted to give effect to the sale of 1,500,000 shares of Common Stock and the initial application of the net proceeds. See "Use of Proceeds."

                                 RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should carefully consider the following risk factors in addition to the other information contained in this Prospectus or incorporated by reference. This Prospectus contains forward-looking statements which include risks and uncertainties. The Company's actual results, performance or achievements could differ materially from the results expected in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in the following risk factors.

Dependence on IBM as a Supplier

     For the fiscal year ended September 30, 1996 and for the six months ended March 31, 1997, in excess of 90% of the Company's revenues resulted from the sale of personal computers, mid-range computer systems, networking systems and operating software manufactured by International Business Machines Corporation ("IBM"). Although the Company has had a long standing reseller relationship with IBM, IBM may terminate this relationship with the Company at will or upon relatively short notice. The Company's reseller arrangements with IBM are not exclusive. Moreover, IBM is not obligated to have product on hand for timely delivery to the Company, nor can IBM guarantee product availability in sufficient quantities to meet the Company's demands.

     If IBM were to discontinue direct sales to the Company as a result of insufficient purchase volumes or for any other reason, the Company would be required to purchase IBM products from a wholesaler or other reseller, which would likely be on terms less favorable than those currently obtained from IBM. There can be no assurance, therefore, that all IBM products will be available in a timely fashion as required by the Company. The loss of IBM as the Company's prime vendor or the loss of the Company's status as an authorized reseller of IBM products, the deterioration of the Company's relationship with IBM, the loss of the Company's status as a Premier Business Partner or the deterioration of the industry's perception of IBM as a leading manufacturer of high quality computers would have a material adverse effect on the Company's business, results of operations or financial condition. See "Business -- Products/IBM Relationship."

Periodic IBM Product Shortages

     From time to time, including during the quarter ended March 31, 1997, IBM has been unable to deliver its products in a timely fashion to meet the Company's outstanding orders, which has affected the Company's quarterly results of operations. Specifically, during the quarter ended March 31, 1997, delays by IBM in shipment of products resulted in a backlog of approximately $4,000,000 of sales by the Company. For example, with respect to IBM PCs, IBM allocates a significant portion of IBM PC's to dealers who then resell them to customers in IBM's Large Account Initiative Program ("LAI"). IBM's allocation of products for these large account customers, at times, has resulted in delayed product shipments to the Company, which, in turn, delays the Company from filling its customer orders. Accordingly, there can be no assurance that IBM (and other manufacturers who the Company deals with) will consistently provide an adequate supply of products in order for the Company to fulfill all of its customers' orders in a timely manner. The failure to obtain adequate product supplies would have a material adverse effect on the Company's results of operations or financial condition.

Significant Fluctuations to Quarterly Results

     The Company's quarterly operating results have fluctuated in the past and will continue to do so in the future. Quarterly operating results may fluctuate as a result of a variety of factors, including: the timing of the Company's delivery of significant orders, the ability of IBM to deliver, in a timely fashion, products for which the Company has received orders, the length of the sales cycle, receipt of volume discounts by IBM, the demand for products and services offered by the Company, the introduction or announcements by IBM and other manufacturers relating to new products, the hiring and training of additional personnel, problems or delays associated with the Company's assembly of personal computer systems (under the AAP) as well as general business conditions.

     Historically, the size and timing of the Company's sales transactions have varied substantially from quarter to quarter and the Company expects such variations to continue in future periods, including the possibility of losses in one or more fiscal quarters. The Company's revenue for the past three quarters have declined from approximately $33,644,000 in the quarter ended June 30, 1996 to approximately $17,876,000 in the quarter ended March 31, 1997. Additionally, in its second quarter of fiscal year 1995, the Company did not achieve its expected revenue, yielding a loss. This was caused by IBM's delays in shipping certain computer systems for which the Company received orders that it expected to deliver during that quarter. In addition, the Company's collection periods have fluctuated due to periodic unavailability of product from IBM, which resulted in the Company not receiving payment from certain customers until their entire orders were shipped. In contrast, in the second quarter of fiscal year 1996, in the absence of significant delays by IBM in shipping computer systems, the Company's revenue increased, generating a profit. Accordingly, it is likely that in one or more future fiscal quarters, the Company's operating results may be below the expectations of public market analysts and investors. As a result, the market price of the Company's Common Stock would be materially adversely affected. See "Management's Discussion And Analysis Of Financial Condition And Results Of Operations."

Participation in IBM's Authorized Assembler Program

     In March 1997, the Company commenced operation of an IBM PC system assembly facility under IBM's Authorized Assembler Program (the "AAP"). In order to participate in the AAP, the Company intends to commit, in the near future, significant capital to hire and train a high quality work force to establish an appropriate assembly facility and to initially increase its inventory of components to satisfy anticipated customer demand. The Company anticipates that any initial cost associated with the establishment and operation of the PC assembly facility will be satisfied by the proceeds of this Offering. As a component assembler of finished products, the Company will face operational concerns, which it has not faced as a reseller. These operational concerns include the ability of the Company to hire and train qualified assembly personnel and maintain an adequate supply of component parts inventory. The continued operation of this assembly facility is dependent upon the Company complying with the terms of its AAP agreement (the "AAP Agreement") with IBM, including satisfying certain minimum purchase requirements, compliance with strict quality control provisions and maintaining trained and certified personnel. The AAP Agreement is terminable by either IBM or the Company upon 30 days' prior notice and is immediately terminable by IBM in the event that IBM determines, in its sole discretion, that (i) the assembled products fail to meet required specifications, (ii) the Company materially breaches the terms and/or conditions of the AAP Agreement, (iii) the Company engages in a course of conduct that has injured IBM's reputation or the reputation of its products, or (iv) the Company's status with IBM as a Business Partner is terminated for any reason, expires or if the Company is no longer eligible to purchase IBM personal computer components directly from IBM. In addition, the Company is required to maintain ISO 9002 registration standards, the registered international standard for ensuring the consistent and measurable quality of products and services. Subject to the terms of the AAP Agreement, IBM is permitted to periodically review the Company's performance in order to monitor and assess continued compliance. The AAP Agreement expires on December 31, 1997 and, although the Company plans to renew it, there can be no assurance that it will be renewed on similar terms, if at all. See "Use of Proceeds."

     The Company currently plans to expand its participation in the AAP to include the workstation elements of IBM's RS/6000 computer systems. The Company's ability to participate in the program with respect to such products is contingent upon the Company moving into larger facilities to accommodate such operations, equipping such facilities for assembly activities, hiring technical employees and approval from IBM. The Company's planned operations and future growth, to a significant extent, are dependent on the Company's ability to participate in the AAP with respect to a broad range of IBM product lines. There can be no assurance that the Company will be able to successfully operate an IBM approved facility capable of serving an expanded product line, that IBM will authorize the Company's participation in assembly programs beyond personal computers, that the Company will maintain necessary industry registrations or that the computer systems produced by such assembly programs will gain market acceptance. See "Business -- Products/IBM Relationship."

Financing Agreement

     The Company's business activities are capital intensive, requiring the Company to finance accounts receivable and inventory. The failure to obtain adequate product financing on a timely basis could have a material adverse affect on the Company's business, results of operations and financial condition. Pursuant to the Company's financing agreement ("Financing Agreement") with IBM Credit Corporation ("IBM Credit"), the Company is permitted to borrow up to $27,500,000, based upon 85% of all eligible receivables due within 90 days and up to 100% of all eligible inventory. As of March 31, 1997, borrowings outstanding under the Financing Agreement were $6,867,271. Pursuant to the Financing Agreement, the Company's credit availability is reduced by the aggregate amount of accounts payable owed to IBM Credit which, as of March 31, 1997, was $10,082,368. The Financing Agreement, which expires on September 30, 1997, is subject to temporary increases, thereby increasing the line of credit to $41,250,000 during certain periods. The Company is also required to comply with certain additional financial covenants.


     The amount of credit available to the Company pursuant to the Financing Agreement at any point in time may be adversely affected by factors such as delays in collection or deterioration in the quality of the Company's accounts receivable, inventory obsolescence, economic trends in the computer industry and interest rate fluctuations. Any decrease or material limitation on the amount of capital available to the Company under the Financing Agreement would limit the ability of the Company to fill existing sales orders, purchase inventory or expand its sales levels and, therefore, would have a material adverse effect on the Company's financial conditions and results of operations. The Financing Agreement expires on September 30, 1997. The Company has had a credit facility with IBM Credit since 1992, and the Company believes that it will enter into a renewal of this credit facility with IBM. There can be no assurance that the financing to the Company under this renewal will be available in amounts at comparable or better terms than those in effect, if at all. The inability of the Company to have continuous access to such financing at reasonable costs would materially and adversely impact the Company's financial condition and results of operations. See "Use of Proceeds," "Management's Discussion And Analysis of Financial Condition and Results of Operations."

Dependence on IBM's Volume Discount Schedules and Market Development Funds

     As part of its overall reseller arrangements with IBM, IBM provides the Company with volume discounts and market development funds on products purchased from IBM. These discounts and funds are used to offset a portion of the Company's cost of IBM's products sold, thereby affecting income from operations and the Company's expenses relating to marketing and technical support resources for IBM products. Any adverse change in the volume discount schedule available to the Company, which the Company believes is currently at IBM's highest discount level, or changes in the availability, structure or timing of the receipt of development funds, would materially adversely affect the Company's business, results of operations and financial condition.

Dependence on Major Customers; Risk of Industry Concentration

     For the last three fiscal years, 1994, 1995 and 1996, a significant portion (47%, 55% and 50%, respectively) of the Company's revenues were derived from sales to five principal customers, which customers vary annually, and encompass markets wherein the demands of any one customer may vary greatly. In addition, the Company does not have any exclusive long-term arrangements with its customers for the continued sales of computer systems. In fiscal year 1994, sales to The Chase Manhattan Bank accounted for 22% of the Company's total revenues; revenues from sales to The Chase Manhattan Bank and Deutsche Bank accounted for 23% and 14%, respectively, of the Company's total revenues in fiscal year 1995; and revenues from sales to Deutsche Bank and Citibank accounted for 19% and 16%, respectively, of the Company's total revenues in fiscal year 1996. Although the number of customers who purchase at least $250,000 of computer systems from the Company has increased from 25 in fiscal year 1994 to 41 in fiscal year 1996, the failure to acquire a significant or principal customer could have a material adverse effect on the Company's operations. See "Business -- Principal Markets and Customers."

     In the fiscal year ended September 30, 1996, approximately 58% of the Company's sales of computer systems were to customers in the banking, financial and securities industry based in the Northeastern United States. Although the Company continues to broaden its vertical market focus to include sales to other markets, such as educational institutions, government agencies, healthcare and insurance companies, the Company expects that it will continue to derive a substantial percentage of its sales of computer systems from such banking, financial and securities businesses. Accordingly, unfavorable economic conditions or factors that relate to these industries, particularly any such conditions that might result in reductions in capital expenditures or changes in such company's information processing system requirements, would have a material adverse affect on the Company's results of operations.

Rapid Technological Change

     The industry in which the Company competes is characterized by rapid technological change and frequent introduction of new products and product enhancements which result in relatively short product life cycles and rapid product obsolescence. The expectation, or announcement of new or enhanced products often causes customers to delay their purchasing decisions until such new or enhanced products are announced and available. Furthermore, the Company's success depends in large part on IBM's ability to identify and develop products that meet the changing requirements of the marketplace. In the event that IBM is unable to do so, the Company's continued success will depend upon its ability to identify and source substitute products from other vendors. There can be no assurance that the Company will be able to identify and offer such products necessary to remain competitive or avoid losses related to obsolete inventory and drastic price reductions. For the year ended September 30, 1996, approximately 59% of the Company's revenues were generated from the sale of IBM's RS/6000 mid-range business computer systems. The failure of these systems to continue to command a significant market share or IBM's discontinuing this computer system without a suitable substitute would have a material adverse effect on the Company's business, results of operations and financial condition.

Management of Growth

     The Company's ability to manage growth effectively and expand its AAP operations will require it to continue to implement and improve its operational, technical, financial, and sales systems, to develop the skills of its managers and supervisors, and to hire, train, motivate and manage its employees. There can be no assurance that the Company will be successful in managing growth. The failure to do so would materially adversely affect the Company's financial position and results of operations. The Company has recently opened sales offices in Marlton, New Jersey and North Haven, Connecticut. In October 1995 it closed a sales facility in Princeton, New Jersey after eleven months of operations. Within the next twelve months, the Company intends to relocate its headquarters, including its distribution operations and assembly facilities, in the Long Island region. The Company anticipates that it will incur substantial costs in connection with these plans, including expenditures for construction, furniture, fixtures, and equipment. The Company anticipates that any costs associated with the relocation of its headquarters, distribution and assembly facility will be funded by the proceeds from this Offering. There can be no assurance that the Company will be able to further expand its operations successfully either through acquisition or the establishment and operation of an IBM PC assembly facility. Expansion of the Company's operations will be dependent upon, among other things, the continued growth of the computer industry, the Company's ability to withstand intense price competition, its ability to obtain new customers, and retain skilled technicians, engineers, sales and other personnel. If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional capital through debt or equity financings. There can be no assurance that additional financings will be available to the Company on commercially reasonable terms, if at all. See "Use of Proceeds" and "Business -- Strategy."

Acquisition and Acquisition Financing

     In addition to expanding its operations through internal growth, the Company intends to grow through the acquisition of selected regional resellers. Management believes that increased competition for acquisition candidates exists and may continue in the future, in which event there may be fewer acquisition opportunities available to the Company as well as higher acquisition prices. There can be no assurance that the Company will be able to identify, acquire, manage or successfully integrate acquired businesses into the Company without substantial costs, delays, operational, or financial problems. To date, the Company has no understandings, commitments or agreements with respect to any such acquisition. The Company may finance future acquisitions by using cash and/or shares of its Common Stock for the consideration to be paid. In the event that the Common Stock does not maintain a sufficient market value or potential acquisition candidates are otherwise unwilling to accept Common Stock as part of the consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources, if available, in order to initiate and maintain its acquisition program. If the

Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional capital through debt or equity financings. There can be no assurance that the additional financing will be available to the Company on commercially reasonable terms, if at all.

Limited Backlog of Orders

     Customers typically do not place recurring "long-term" orders with the Company, resulting in a limited order backlog at any point in time. The failure by the Company to receive orders from customers on a continuous basis would have a material adverse effect on the Company's financial condition and results of operations given the Company's lack of recurring orders.

Competition; Pricing Competition

     Many established computer manufacturers, system integrators and other resellers of personal computers or networking products compete with the Company in the configuration, integration and distribution of computer systems and equipment. In the highly fragmented computer services area, the Company competes with several larger competitors, other corporate resellers pursuing high-end services opportunities, as well as several smaller computer services companies. In addition, the Company competes directly with IBM for the sale of several computer systems, including those systems manufactured by IBM, including the RS/6000 computer system. The Company believes that the principal competitive factors in the business in which it operates are price and performance, product availability, technical expertise, adherence to industry standards, financial stability, service support and reputation. There can be no assurance that the Company will be able to compete successfully with existing or new competition. Some of these competitors, including IBM, have financial, technical, manufacturing, sales, marketing and other resources which are substantially greater than those of the Company. As a result, they may be better able to respond more quickly to new or emerging technologies or changes in customer requirements, benefit from greater purchasing economies, offer more aggressive hardware and service pricing or devote greater resources to the promotion of their products and services. There can be no assurance that the Company will be able to continue to compete successfully with existing or new competitors.

     The Company and other U.S. based system integrators and resellers currently face price and gross profit margin pressures. In recent years, all major information system manufacturers have instituted extremely aggressive price reductions in response to lower component costs, discount pricing by certain competitors and increased competition from non-U.S. based information systems manufacturers. The increased price competition among computer manufacturers has resulted in declining gross margins for many computer resellers and may result in a reduction in existing vendor subsidies and reduced profitability for the Company. There can be no assurance that the Company will be able to continue to compete effectively in the marketplace given the continual price reductions and intense competition currently existing in the information processing and value-added reseller industry. See "Business -- Competition."

Dependence on Key Personnel

     The Company's success during the foreseeable future will depend largely upon the continued services of its founder and Chief Executive Officer, John H. Spielberger, and the executive team of Dennis R. Wilson, Thomas J. Baehr and Norman Gaffney, who joined the Company in 1995, 1994 and 1994, respectively. Each of the executive officers will enter into employment agreements upon the consummation of the Offering that expire on September 30, 1999. The loss of any of the services of the Company's key personnel could have a material adverse affect on the Company's business, ongoing results and financial condition. These employment agreements contain confidentiality, non-compete, and non-solicitation provisions. In addition, the Company has attempted to mitigate the risks associated with its dependence on John H. Spielberger and Thomas Baehr by obtaining $1,000,000 key person life insurance policies on each of such individuals. The Company's success also depends in part on its ability to attract and retain qualified managerial, technical, sales and marketing personnel. The Company's results of operations could be adversely affected if the Company were unable to attract, hire, assimilate, and train these personnel in a timely manner. See "Management."

Control by Principal Stockholder


     Upon completion of the Offering, John H. Spielberger, Chairman of the Board, President and Chief Executive Officer of the Company, will continue to beneficially own approximately 50% of the Company's outstand-ing Common Stock. As a result of his stock ownership, Mr. Spielberger will have effective control of the Company and will continue to have the power to control the outcome of matters submitted to a vote of the Company's stockholders, such as the election of at least a majority of the members of the Company's Board of Directors and to direct the future operations of the Company. Such concentration may have the effect of discouraging, delaying or preventing a change in control of the Company. See "Principal Stockholders."

Tax Audits


     The Internal Revenue Service commenced an audit of the Company's Federal Income Tax return for the fiscal year ended September 30, 1995. In addition, New York State commenced a sales tax audit for the period June 1, 1994 to February 28, 1997. Although management believes that both these audits are within the ordinary course of business and will not have a material adverse effect on the Company, there can be no assurance that such is the case.



No Prior Market for the Common Stock; Determination of Offering Price; Potential Volatility of Stock Price

     Prior to the Offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active trading market will develop or be sustained or that the Common Stock will be resold at or above the initial public offering price. The initial public offering price of the Common Stock offered hereby will be determined by negotiations between the Company and the Representative. Among the factors to be considered in determining the initial public offering price will be the history of, and the prospects for, the Company's business and the industry in which it competes, an assessment of the Company's management, its past and present operations, the prospects for earnings of the Company, the general condition of the securities market at the time of the Offering and the market prices and earnings of similar securities of comparable companies at the time of the Offering and prevailing market and economic conditions. See "Underwriting."

     After the Offering, the market price of the Common Stock may be subject to significant fluctuations in response to numerous factors, including, but not limited to, fluctuations or uncertainties in the Company's quarterly operating results (including losses), delays with respect to the AAP, announcements of technological innovations of new products by IBM or other suppliers, conditions in the markets in which the Company and its competitors compete, changes by financial analysts in their estimates of the earnings of the Company, and the economy in general. From time to time, the stock market experiences significant price and volume volatility which may affect the market price of the Company's Common Stock for reasons unrelated to the performance of the Company. Because the Company is closely dependent upon and associated with IBM, the Company's stock price may be adversely affected based on the performance of IBM's operations.


Common Stock Eligible for Future Sale

     Immediately after completion of the Offering, the Company will have 4,670,540 shares of Common Stock outstanding, of which the 1,500,000 shares (1,725,000 shares if the Underwriter's Over-Allotment Option is exercised in full) sold pursuant to the Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended ("Securities Act"), by persons other than "affiliates" of the Company, as defined under the Securities Act. The remaining 3,170,540 shares of Common Stock are deemed "restricted securities" as defined by Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144. All of the restricted shares of Common Stock will be eligible for trading under Rule 144, subject to certain limitations and other restrictions prescribed by such rule, and to the contractual restrictions described below, commencing 90 days following the date of this Prospectus. The Company, its officers, directors, current stockholders, and option holders have agreed to enter into agreements (the "Lock-Up Agreements") under which they will agree not to sell or otherwise dispose of any of their shares of Common Stock of the Company for a period of one year commencing upon the date of this Prospectus, without the prior written consent of the Representative. See "Underwriting." Sales of substantial amounts of Common Stock, or the perception that these sales could occur, could adversely affect the prevailing market price for the Common Stock and could impair the ability of the Company to raise additional capital through the sale of its securities or through debt financing.

     In addition, upon completion of the Offering, the Company has agreed to issue to the Representatives, warrants to purchase an aggregate of 150,000 shares of Common Stock exercisable for a four year period commencing one year from the date of the Offering, at an exercise price equal to 160% of the initial public offering price. The exercise of the Representative's Warrants may dilute the book value per share of Common Stock. The holders of such warrants may exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company and have the opportunity to benefit from increases in the price of the Common Stock without risk of an equity investment. The Company has agreed to grant certain demand and piggyback registration rights to the holders of these warrants. Such registration rights could involve substantial expenses to the Company and may adversely affect the terms upon which the Company may obtain additional financing. See "Shares Eligible for Future Sale" and "Underwriting."


     Sale of substantial amounts of Common Stock in the public market may adversely affect the market price of the Common Stock and may also adversely affect the Company's ability to raise additional capital in the future. See "Shares Eligible for Future Sale" and "Underwriting."

Dilution


     Investors purchasing shares of the Common Stock in the Offering will incur immediate and substantial dilution of approximately $2.77 per share in net tangible book value from the assumed $5.25 per share initial public offering price. Additional dilution may occur as a result of the exercise of options and warrants to purchase shares of Common Stock or future acquisitions by the Company in exchange for stock. See "Dilution."


Absence of Dividends

     To date, the Company has not paid any cash dividends and does not presently intend to pay cash dividends in the foreseeable future. As a holding company, the ability of the Company to pay dividends is dependent upon its receipt of dividends or other payments from its subsidiaries. Currently InfoTech is the Company's only subsidiary. See "Dividend Policy."

Anti-Takeover Provisions

     Certain provisions of the Company's Amended and Restated Certificate of Incorporation ("Certificate of Incorporation"), Amended and Restated By-laws ("By-Laws") and Delaware law may be deemed to have an anti-takeover effect. The Company's Certificate of Incorporation provides that the Board of Directors may issue additional shares of Common Stock or establish one or more classes or series of Preferred Stock with such designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations that the Board of Directors fixes without stockholder approval. Moreover, the Company's Certificate of Incorporation and By-Laws provide that its Board of Directors is divided into three classes serving staggered three year terms, resulting in approximately one-third of the directors being elected each year and also contain certain other provisions relating to voting and the removal of the officers and directors. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Each of the foregoing provisions may have the effect of rendering more difficult, delaying, discouraging, preventing or rendering more costly an acquisition of the Company or a change in control of the Company. See "Description of Capital Stock -- Anti-Takeover Provisions; Section 203 of the Delaware Corporation Law."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of 1,500,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $6,570,000 assuming an initial public offering price of $5.25 per share and after deducting the estimated underwriting discounts and offering expenses payable by the Company. The net proceeds will be used for (i) the establishment and operation of an IBM assembly facility under IBM's Authorized Assembler Program, including the lease or purchase of a building, (ii) the reduction of the Company's interest bearing obligations to IBM Credit Corporation, (iii) for general corporate purposes, including working capital, and (iv) acquisitions.


     The Company intends to use approximately $2,500,000 of the proceeds of the Offering to establish and operate an IBM PC assembly facility under the AAP. In connection with the establishment of an IBM PC assembly facility, the Company anticipates leasing or purchasing a 25,000 to 30,000 square foot building. In connection with the operation of this assembly facility, the Company intends on increasing component parts inventory.

     The Company intends to use the balance of the proceeds of the Offering for working capital and acquisitions. Until such funds are required for these purposes, these proceeds will be used to temporarily reduce the Company's interest bearing obligations to IBM Credit Corporation under the Financing Agreement. Pursuant to the Financing Agreement, which became effective on September 30, 1996, the Company may borrow up to $27,500,000, based upon 85% of all eligible receivables due within 90 days and up to 100% of all eligible inventory. As of March 31, 1997, borrowings outstanding under the Financing Agreement were $6,867,271. The Company's credit availability is reduced by the aggregate amount of accounts payable owed to IBM Credit which, as of March 31, 1997, was $10,082,368. The Financing Agreement, which expires on September 30, 1997, is subject to temporary increases, increasing the amount of credit to $41,250,000 during certain periods. Effective September 30, 1996, interest on the outstanding borrowings is payable monthly at prime plus 1.375%, or prime plus 6.5% should the Company fail to meet certain collateral requirements. See "Risk Factors -- Financing Agreement."

     The Company believes that there are numerous opportunities available to acquire comparable and established regional system integrators. The Company plans to actively seek out and evaluate potential acquisitions of such businesses. As of the date of this Prospectus, however, the Company has no agreements, understandings or commitments and is not engaged in any negotiations relating to any potential acquisitions.

                                DIVIDEND POLICY

     The Company intends to retain earnings for use in the operation and expansion of its business and therefore does not anticipate paying cash dividends on its Common Stock in the foreseeable future. As a holding company, the ability of the Company to pay dividends is dependent upon its receipt of dividends or other payments from its subsidiaries. Currently InfoTech is the Company's only subsidiary. The payment of dividends is within the discretion of the Board of Directors and will be dependent, among other things, upon earnings, capital requirements, financing agreement covenants, including the Financing Agreement, the financial condition of the Company and applicable law.

                                   DILUTION


     As of March 31, 1997, the Company had a net tangible book value of $5,003,359 or $1.58 per share of Common Stock outstanding. Net tangible book value equals the tangible net worth of the Company (tangible assets less total liabilities) divided by the aggregate number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 1,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $5.25 per share and the application of the net proceeds therefrom, the pro forma net tangible book value of the Company as of March 31, 1997, would be $11,574,877 or $2.48 per share. This represents an immediate increase in pro forma net tangible book value of $.90 per share to current stockholders and an immediate dilution of $2.77 per share to new investors. The following table illustrates this per share dilution:



Assumed initial public offering price   .....................             $5.25
  Net tangible book value before the Offering    ............   $1.58
  Increase attributable to new investors   ..................     .90
                                                                ------
Pro forma net tangible book value after the Offering   ......              2.48
                                                                          ------
Dilution to new investors   .................................             $2.77
                                                                          ======



     The following table sets forth the difference between the existing stockholders of the Company and the new investors with respect to the aggregate number of shares of Common Stock purchased from the Company, the total cash consideration paid and the average cash price per share paid. The calculation below is based upon an assumed initial public offering price of $5.25 per share (before deducting underwriting discounts and commissions and other estimated expenses of the Offering payable by the Company):



                                                                                              Average Price
                                         Shares Purchased         Total Consideration Paid     Per Share
                                    --------------------------   --------------------------   --------------
                                     Number       Percentage      Amount        Percentage
                                    -----------   ------------   ------------   -----------
Existing Stockholders (1)  ......   3,170,540          67.9%     $  152,290           1.9%          $ .05
New Investors  ..................   1,500,000          32.1%      7,875,000          98.1%          $5.25
                                    ----------      -------      -----------      -------
  Total  ........................   4,670,540         100.0%     $8,027,290         100.0%
                                    ==========      =======      ===========      =======



------------
(1) Excludes 498,000 shares of Common Stock issuable upon exercise of outstanding options and 150,000 shares of Common Stock issuable upon exercise of the Representative's Warrants. See "Underwriting."

                                CAPITALIZATION


     The following table sets forth the capitalization of the Company as of March 31, 1997 and as adjusted to give effect to the sale by the Company of 1,500,000 shares of Common Stock at an assumed initial public offering price of $5.25 per share, and the application by the Company of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements, including the Notes thereto, included elsewhere in this Prospectus.



                                                                    March 31, 1997
                                                               -------------------------
                                                               (unaudited, in thousands)
                                                                 Actual     As Adjusted
                                                               ----------   ------------
Debt:
Short Term debt:
 Credit facility  ..........................................    $  6,867      $     295
 Current maturities of long-term debt  .....................          41             41
                                                                ---------      ---------
Total short term debt   ....................................       6,908            336
                                                                ---------      ---------
Long-term debt, less current maturities   ..................          85             85
                                                                ---------      ---------
Stockholders' equity: (1)(2)
 Common Stock, $.01 par value, 5,000,000 shares authorized,
  3,170,540 shares outstanding, actual and 4,670,540 shares
  outstanding, as adjusted (3)   ...........................          36             51
 Additional paid-in-capital   ..............................         138          6,695
 Retained earnings   .......................................       5,017          5,017
 Treasury stock   ..........................................        (142)          (142)
                                                                ---------      ---------
 Total stockholders' equity   ..............................       5,049         11,621
                                                                ---------      ---------
  Total capitalization  ....................................    $ 12,042      $  12,042
                                                                =========      =========


------------
(1) See "Description of Capital Stock" for description of the relative rights of the Preferred Stock and Common Stock.

(2) On April 21, 1997, a special meeting of stockholders was held to amend the Certificate of Incorporation to increase the aggregate of authorized shares from 5,000,000 shares of Common Stock to 40,000,000 shares of Common Stock and to authorize 1,000,000 shares of Preferred Stock.


(3) Excludes 498,000 shares of Common Stock issuable upon exercise of outstanding options and 150,000 shares of Common Stock issuable upon exercise of Representative's Warrants. See "Underwriting."

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected Consolidated Financial Data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere herein. The financial statement data as of and for the fiscal years ended September 30, 1994, 1995 and 1996 are derived from, and are qualified by reference to, the audited Consolidated Financial Statements included elsewhere in this Prospectus and should be read in conjunction with those Consolidated Financial Statements and the Notes thereto. The financial statement data as of and for the fiscal years ended September 30, 1992 and 1993 are derived from audited consolidated financial statements not included in this Prospectus. The Selected Consolidated Financial Data presented for the six months ended March 31, 1996 and 1997 have been derived from unaudited consolidated financial statements of the Company, but in the opinion of management of the Company include all adjustments necessary for a fair presentation for the results of such operating periods. The operating results for such interim periods are not necessarily indicative of operating results for the full year. This data is qualified by reference to, and should be read in conjunction with, the Company's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Prospectus.

                                                                  Year Ended September 30,
                                    --------------------------------------------------------------------------------------
                                            1992              1993              1994            1995            1996
                                    ----------------  ----------------  ----------------  --------------  --------------
Consolidated Statement of Operations Data:
Net sales ........................   $    40,355,000(1)$    51,085,000(1)$    45,459,575(1) $ 55,195,507    $ 98,446,698
Cost of sales   ..................        37,575,000        46,948,000        40,796,425      49,441,544      89,025,331
                                      ---------------   ---------------   ---------------    ------------    ------------
Gross profit .....................         2,780,000         4,137,000         4,663,150       5,753,963       9,421,367
Selling and administrative
 expenses ........................         2,754,000         3,565,000         3,406,316       4,079,184       5,028,812
                                      ---------------   ---------------   ---------------    ------------    ------------
Income from operations   .........            26,000           572,000         1,256,834       1,674,779       4,392,555
Interest expense (net)   .........          (225,000)         (498,000)         (713,778)     (1,207,316)     (1,390,867)
Other income .....................                --                --            39,630          37,126          63,151
Realized loss on available-for-
 sale securities   ...............                --                --                --              --      (1,406,250)
                                      ---------------   ---------------   ---------------    ------------    ------------
Income (loss) from continuing
 operations before income
 taxes ...........................          (199,000)           74,000           582,686         504,589       1,658,589
Provision for income taxes  ......             8,000            31,000           242,889         223,769         735,886
                                      ---------------   ---------------   ---------------    ------------    ------------
Income (loss) from continuing
 operations  .....................          (207,000)           43,000           339,797         280,820         922,703
Discontinued operations  .........                --                --         1,485,698              --              --
Cumulative effect of a change in
 accounting principle ............                --            78,000                --              --              --
                                      ---------------   ---------------   ---------------    ------------    ------------
Net income (loss)  ...............     $    (207,000)    $     121,000     $   1,825,495    $    280,820    $    922,703
                                      ===============   ===============   ===============    ============    ============
Per Share Data:
Income (loss) from continuing
 operations  .....................     $        (.06)    $         .01     $         .10    $        .08    $        .25
Income from discontinued
 operations  .....................                --                --     $         .43              --              --
Income from accounting
 changes  ........................                --     $         .02                --              --              --
Weighted average number of
 shares outstanding   ............         3,584,164         3,615,830         3,448,900       3,614,040       3,677,290



                                          Six Months Ended
                                             March 31,
                                     ---------------------------
                                         1996           1997
                                     ------------    -----------
Consolidated Statement of Operations
Net sales ........................   $ 38,042,823    $39,158,875
Cost of sales   ..................     34,159,227     33,890,028
                                      ------------   ------------
Gross profit .....................      3,888,596      5,268,847
Selling and administrative
 expenses ........................      2,382,727      2,957,149
                                      ------------   ------------
Income from operations   .........      1,500,869      2,311,698
Interest expense (net)   .........       (633,193)      (551,907)
Other income .....................          7,964         57,324
Realized loss on available-for-
 sale securities   ...............             --             --
                                      ------------   ------------
Income (loss) from continuing
 operations before income
 taxes ...........................        875,640      1,817,115
Provision for income taxes  ......        371,000        766,800
                                      ------------   ------------
Income (loss) from continuing
 operations  .....................        504,640      1,050,315
Discontinued operations  .........             --             --
Cumulative effect of a change in
 accounting principle ............             --             --
                                      ------------   ------------
Net income (loss)  ...............   $    504,640    $ 1,050,315
                                      ============   ============
Per Share Data:
Income (loss) from continuing
 operations  .....................   $        .14    $       .29
Income from discontinued
 operations  .....................
Income from accounting
 changes  ........................             --             --
Weighted average number of
 shares outstanding   ............      3,686,040      3,668,540


                                                               September 30,
                                   ----------------------------------------------------------------------
                                       1992         1993           1994          1995           1996        March 31, 1997
                                   -----------  ------------  -------------  -------------  -------------  ---------------
Consolidated Balance Sheet Data:
Working capital   ...............  $  579,000   $   661,000    $ 1,171,764    $ 1,769,589    $ 3,342,545       $ 4,217,120
Total assets   ..................   8,380,000    16,067,000     18,867,758     18,471,659     32,102,557        24,543,969
Short term debt   ...............   2,665,000     7,677,000      6,469,072     10,797,111     12,510,017         6,907,940
Long term debt ..................          --            --             --             --         67,291            85,156
Stockholders' equity ............     920,000     1,041,000      2,412,564      2,355,884      3,998,587         5,048,992

------------
(1) Includes sales of the Company's former subsidiary, Romel Technology, Inc. (d/b/a MSG) of $19,876,500, $29,272,300 and $4,127,768 for the three years ended September 30, 1994, respectively, which was sold in November 1993. The profit/loss from this subsidiary during these periods were de minimis. After adjusting for these sales figures, the Company's revenues were $20,478,500, $21,812,700 and $41,331,807 for the three years ended
    September 30, 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     The following discussion and analysis is intended to assist the reader in understanding and assessing the significant changes and trends relating to the results of operations and financial condition of SysComm and its subsidiaries. This discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and Notes.

     The Company is a systems integrator and a reseller of a broad range of computers and related products. The Company offers integrated technological expertise to serve its customers' automation and communication needs.

     The Company has experienced significant growth over the past three years with sales increasing approximately 21% from $45,459,575 in the fiscal year ended September 30, 1994 to $55,195,507 in the fiscal year ended September 30, 1995 and 78% from $55,195,507 in the fiscal year ended September 30, 1995 to $98,446,698 in the fiscal year ended September 30, 1996. The Company operates in a highly competitive industry which in turn places constant pressures on maintaining gross profit margins. Many of the Company's sales are high volume equipment sales which produce lower than average gross profit margins, but are often accompanied by a service arrangement, which yields higher than average gross profit margins.

Results of Operations

     The following table sets forth, for the periods indicated, the percentage relationship to net sales of certain items in the Company's consolidated statements of operations.

                                                                          Six Months Ended
                                          Year Ended September 30,            March 31,
                                       ------------------------------   ---------------------
                                                                             (unaudited)
                                         1994       1995       1996       1996        1997
                                       --------   --------   --------   --------   ----------
Net sales   ........................     100.0%     100.0%     100.0%     100.0%      100.0%
Cost of sales  .....................     (89.7)     (89.6)     (90.4)     (89.8)      (86.5)
Gross profit   .....................      10.3       10.4        9.6       10.2        13.5
Selling and administrative
 expenses   ........................      (7.5)      (7.4)      (5.1)      (6.3)       (7.6)
Income from operations  ............       2.8        3.0        4.5        3.9         5.9
Interest expense (net)  ............      (1.6)      (2.1)      (1.4)      (1.6)       (1.3)
Realized loss on available-for-sale
 securities ........................        --         --       (1.4)        --          --
Income from continuing operations
 before income taxes ...............       1.2         .9        1.7        2.3         4.6
Income taxes   .....................       (.5)       (.4)       (.7)      (1.0)       (2.0)
Income from continuing operations           .7         .5        1.0        1.3         2.6
Discontinued operations income
 from sale of subsidiary   .........       3.3         --         --         --          --
Net income  ........................       4.0         .5        1.0        1.3         2.6

Six Months Ended March 31, 1997 Compared to Six Months Ended March 31, 1996

     Sales for the six months ended March 31, 1997 increased 3% or $1,116,052 to $39,158,875 from $38,042,823 for the six months ended March 31, 1996. This increase in sales was primarily attributable to an increase in demand for IBM's mid-range RS/6000 computer systems. At March 31, 1997, the Company had a backlog of approximately $4,000,000 which would have been shipped had product been available. In addition, the Company's concentration and dependence on any one customer diminished during the six months ended March 31, 1997 when no one customer accounted for more than 10% of the Company's sales as compared to the six months ended March 31, 1996 when two customers accounted for 26% and 13% of the Company's sales. Also the Company had a major rollout for one of its customers postponed from the second quarter to the third and fourth quarters of the current fiscal year.

     Gross profit as a percentage of sales increased to 13.5% for the six months ended March 31, 1997 as compared to 10.2% for the six months ended March 31, 1996. This increase is due in part to the Company taking lower volume but higher margin business. Generally, the Company generates a higher gross profit percentage on customer orders aggregating less than $1 million, and conversely, a lower profit percentage on customer orders aggregating greater than $1 million, regardless of product mix. In addition, the Company increased the revenue it generated from its service business, which is generally higher margin business. During the six months ended March 31, 1996, the Company sold two RISC Symmetrical Processors which accounted for approximately $6,000,000 in sales. This type of sale is typically low margin business and tends to pull down the overall gross profit percentage.

     Selling and administrative expenses increased by 24% or $574,422 to $2,957,149 in the six months ended March 31, 1997 from $2,382,727 for the six months ended March 31, 1996. Included in the increase of $574,422 were increases of approximately $290,000 in commissions, payroll and payroll related expenses and an increase of approximately $100,000 in the Company's bad debt expense.

     Interest expense for the six months ended March 31, 1997 decreased 13% to $552,143 from $633,716 for the six months ended March 31, 1996. This decrease was primarily the result of credits received from IBM Credit Corporation relating to various leases for which the Company's payment had been delayed. In addition, the Company believes that its constant monitoring of accounts receivable has helped to keep interest costs at a minimum. The Company uses all available funds to reduce its outstanding loan balance on a daily basis.

     Income from continuing operations before income taxes increased by 108% to $1,817,115 for the six months ended March 31, 1997 from $875,640 for the six months ended March 31, 1996. This increase resulted from the significant increase in gross profit.

     The Company's effective tax rate is 42.2% for the six months ended March 31, 1997 and 42.4% for the six months ended March 31, 1996.

     The Company's net income for the six months ended March 31, 1997 increased to $1,050,315 from $504,640 for the six months ended March 31, 1996 resulting from all the factors described above.

Fiscal Year 1996 Compared to Fiscal Year 1995

     Sales for fiscal 1996 increased 78% or $43,251,191 to $98,446,698 from $55,195,507 in fiscal year 1995. This increase in sales was primarily due to the increase in sales in IBM's mid-range RS/6000 computer systems. The Company also participated in major rollouts for a number of financial institutions which produced substantial sales. In addition, two of the Company's customers accounted for 16% and 19%, of those fiscal year 1996 sales. During fiscal year 1996, the Company also increased the amount of service and service related billings from the prior year.

     Gross profit as a percentage of sales slightly decreased in fiscal year 1996 from fiscal year 1995. This decrease was the result of pricing competition, major customer rollouts which typically produce lower gross profit margins, vendor pricing, and rebate policies. A reduction of cost of goods sold resulted from rebates and other favorable pricing from many vendors. These rebates, if cancelled or lowered, will have an effect on gross profit percentages and profitability.

     Selling and administrative expenses increased by 23% or $949,628 to $5,028,812 in fiscal year 1996 from $4,079,184 in fiscal year 1995. Included in the increase of $949,628 were increases in commission expense of $456,587, which was a direct result of the significant increase in sales during fiscal year 1996. In addition, payroll expenses increased by approximately $350,000 due to additional personnel, payroll increases and management incentives of approximately $100,000, which were paid based on the profitability of the Company.

     Interest expense for fiscal year 1996 increased 15% to $1,391,452 from $1,211,727 in fiscal year 1995, due to an increase in borrowings necessary to fund the Company's continuing sales growth. The Company believes that its constant monitoring of accounts receivable has helped to keep interest costs at a minimum. In addition, the Company uses all available funds to reduce its outstanding loan balance on a daily basis. Net interest expense (interest expenses less interest income) for fiscal year 1996 and 1995 was $1,390,867 and $1,207,316, respectively.

     As of September 30, 1996, the Company determined that the decline in value of its available-for-sale securities was other-than-temporary and recorded a realized loss on these securities. The effect of this was to reduce income from continuing operations, income taxes and net income by $1,406,250, $562,500 and $843,750, respectively, for the year ended September 30, 1996.


     Income from continuing operations before income taxes increased by 229% to $1,658,589 in fiscal year 1996 from $504,589 in fiscal year 1995. This increase resulted from a significant increase in sales during 1996.

     The Company's effective tax rate was 44.4% for fiscal year 1996 and 44.3% for fiscal year 1995.

     The Company's net income for fiscal year 1996 increased to $922,703 from $280,820 in fiscal year 1995 resulting from all the factors described above.

Fiscal Year 1995 Compared to Fiscal Year 1994

     Sales for fiscal year 1995 increased 21% or $9,735,932 to $55,195,507 from $45,459,575 in fiscal year 1994. This increase in sales was due to the fact that the Company began selling IBM's RS/6000 mid-range computers during fiscal year 1995.

     Gross profit as a percentage of sales increased slightly over the preceding year, resulting from the Company's effort to increase its service and service related sales.

     Selling and administrative expenses increased by 20% or $672,868 to $4,079,184 in fiscal year 1995 from $3,406,316 in fiscal year 1994 due to increases in payroll and payroll related expenses, the Company's move to a new location in Waltham Massachusetts, the opening of a new office in Princeton, New Jersey and the first full year of operations in the Company's New York City office.

     Interest expense for fiscal year 1995 increased 67% to $1,211,727 from $726,367 in fiscal year 1994 resulting from inventory increases during the year which were necessary due to the Company's increased sales level. Net interest expense (interest expense less interest income) for fiscal year 1995 and 1994 was $1,207,316 and $713,778, respectively. Also, due to sporadic collateral shortfalls, the Company was paying interest on the shortfall amounts at the rate of 6.5% over the prime rate.

     Income from continuing operations before income tax decreased $78,907 or 13% primarily due to the reasons described above.

     The Company's effective tax rate was 44.3% for fiscal year 1995 and 41.7% for fiscal year 1994.

     Income from discontinued operations was $1,485,698 for fiscal year 1994. Effective November 30, 1993, the Company exchanged 100% of the shares of a subsidiary (Romel Technology, Inc. (d/b/a MSG)) for 300,000 shares of Ameriquest Technologies, Inc., formerly known as CMS Enhancements, Inc. Such transaction qualified as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended. The Company realized a gain as a result of this transaction of $1,485,698, which is net of deferred taxes of $641,000.

     Net income for fiscal year 1995 was significantly below fiscal year 1994 due to the gain resulting from the sale of a subsidiary discussed above as well as the other items mentioned above.

Liquidity and Capital Resources

     The Company's current ratios at March 31, 1997 and 1996 were 1.22 and 1.10, respectively. Working capital at March 31, 1997 was $4,217,120, an increase of $2,014,292 over the prior period. This increase was primarily due to the Company's earnings.

     Cash provided by operating activities was $5,338,600 for the six months ended March 31, 1997. Cash used by operating activities was $7,966,923 for the six months ended March 31, 1996. Cash used in investing activities was $213,716 and $58,371 for the six months ended March 31, 1997 and 1996, respectively, and was used to finance capital expenditures including computer equipment, leasehold improvements, furniture and fixtures and automobiles. Cash used by financing activities included $5,633,337 for the six months ended March 31, 1997 and included net payments under the Financing Agreement and cash provided by financing activities was $8,308,067 for the six months ended March 31, 1996 and included net proceeds under the Financing Agreement.

     Since 1992, the Company has had a series of credit arrangements with IBM Credit Corporation. Pursuant to the Financing Agreement, the Company may borrow up to 85% of its eligible receivables and 100% of eligible inventory, to a maximum of $27,500,000. In addition to the permanent credit line, there are various credit line uplifts during the year which can increase the line of credit by as much as 50%. As of March 31, 1997 and 1996, interest on outstanding borrowings was prime plus 1.375% and 1.625%, respectively, or prime plus 6.5%, should the Company fail to meet certain collateral requirements. As of March 31, 1997 and 1996, borrowings outstanding under this facility were $6,867,271 and $10,999,060, respectively. Additionally, $10,082,368 and $9,624,695 were included in accounts payable at March 31, 1997 and 1996, respectively, and are included against the maximum credit available.



     The Company believes that its present line of credit with IBM Credit coupled with its current earning capacity and the proceeds of this Offering will be sufficient to meet its capital and operational requirements for at least the next twelve months, including but not limited to establishing a new headquarters, distribution and assembly facility and inventory and accounts receivable financing. Through the first six months of fiscal 1997, the Company has been in a positive collateral position with IBM Credit and has had the ability to draw down against its current line of credit whenever needed. Although the last three quarters have not shown progressive increases in sales, net income for the six months ended March 31, 1997 increased 108% over the same period last year. The Company's sales volume has caused an increase in borrowings from IBM Credit and thus the Company has become highly leveraged. Additionally, accounts receivable has fluctuated as a function of sales. The number of days sales outstanding has been reduced to approximately 70 as of March 31, 1997 from a high of approximately 92 as of March 31, 1995. The Company is increasing its personnel resources in accounts receivable as well as utilizing its existing sales force in its collection effort in order to generate additional cash flow. As of March 31, 1997, the Company has approximately $10,500,000 of unused borrowings which based upon inventory and accounts receivable availability may be utilized. This amount will increase to approximately $16,000,000 after the Offering is completed.

     The Internal Revenue Service commenced an audit of the Company's Federal Income Tax return for the fiscal year ended September 30, 1995. In addition, New York State commenced a sales tax audit for the period June 1, 1994 to February 28, 1997. Management believes that both these audits are within the ordinary course of business and will not have a material adverse effect on the Company.


Seasonality and Quarterly Fluctuations

     The Company has historically experienced, and expects to continue to experience, seasonal fluctuations in its net sales, earnings from operations and net earnings. As the Company continues to increase its percentage of sales from business, education and government markets, management believes that the Company's quarterly net sales will be less impacted by seasonality. The revenue for the quarter ended June 30, 1996 reflected an unusually large sale (approximately $10 million) of a major system to a financial institution. Disregarding that sale, the Company's upward revenue trend would have continued through the quarter ended September 30, 1996. Sales declined during the first quarter of fiscal year 1997 (the quarter beginning October, 1996) due to the postponement by one of the Company's customers of the purchase of computer equipment associated with the completion of that customer's project. The Company's sales in the second quarter declined from the prior quarter due to the postponement of orders by several customers in anticipation of IBM's announcement of "upgrades/refreshers" of certain products which the Company would otherwise have sold then in that quarter. The following table sets forth certain quarterly information for the periods indicated:

                                              Fiscal Year 1995
                               -----------------------------------------------
                               Dec. 31,    Mar. 31,    June 30,    Sept. 30,
                                 1994        1995        1995        1995
                               ----------  ----------  ----------  -----------
                                               (In thousands)
Net sales  ..................  $10,135     $13,723     $15,840      $15,497
Gross profit  ...............    1,333       1,059       1,376        1,986
Income (loss) from continu-
 ing operations before
 income taxes    ............      198        (306)         73          539
Net income (loss) (1)  ......      116        (223)         73          315



                                              Fiscal Year 1996                    Fiscal Year 1997
                               -----------------------------------------------  ---------------------
                               Dec. 31,    Mar. 31,    June 30,    Sept. 30,     Dec. 31,   Mar. 31,
                                 1995        1996        1996        1996          1996      1997
                               ----------  ----------  ----------  -----------  ---------  ----------
Net sales  ..................  $14,556     $23,487     $33,644     $ 26,760      $21,283    $17,876
Gross profit  ...............    1,490       2,393       2,497        3,041        2,640      2,629
Income (loss) from continu-
 ing operations before
 income taxes    ............      198         678       1,022         (239)         962        855
Net income (loss) (1)  ......      114         390         547         (128)         560        490

------------
(1) Taxes are computed based on effective tax rates for the respective fiscal years.


Recent Pronouncement of the Financial Accounting Standards Board

     A recent pronouncement of the Financial Accounting Standards Board ("FASB"), which is not required to be adopted at this date, is Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," issued in February 1997. This statement establishes standards for computing and presenting earnings per share and is effective for periods ending after December 15, 1997. This standard requires the Company to present basic earnings per share and diluted earnings per share. The impact of adopting this standard has not yet been determined.

                                   BUSINESS

General

     SysComm International Corporation ("SysComm" or the "Company"), through its wholly owned subsidiary, Information Technology Services, Inc. ("InfoTech"), is a leading systems integrator and reseller of computer hardware, operating software and networking applications to Fortune 1000 companies. The Company provides its customers with cost efficient, comprehensive solutions that satisfy their information technology requirements. Since 1985 the Company's primary focus has been on the sale, integration and servicing of International Business Machine Corporation ("IBM") products including personal computers, mid-range systems based on the IBM RS/6000, servers, and the IBM AS/400. In addition, the Company integrates, resells and services products from manufacturers such as Hewlett Packard, Compaq, Apple, Microsoft, 3Com, Bay Networks and Novell.

     In March 1997, the Company commenced the assembly and sale of IBM PCs through the "AAP" providing the Company with greater flexibility in meeting its customers' needs. The Company believes that this relationship with IBM will provide it with the opportunity to enhance its responsiveness to client specific requests and orders, and improve its operating efficiencies.

     A significant percentage of the Company's revenues are derived from sales to customers in the financial and investment communities. However, the Company's customer base also includes mid-size retailers, manufacturers, distributors, colleges, universities and state and local government agencies in the Northeastern United States. The Company's customers include:

Astra Pharmaceutical         CPC International          Merrill Lynch
Boston College               Deutsche Bank              Northeastern University
Boston Financial Group       Fidelity Investments       Oxford Healthcare
Brown Brothers Harriman      The Gillette Company       Pepsico
Cadbury-Motts                GTE Services Corp.         The Pershing Division of
Carrier Corporation          Harvard University          Donaldson Lufkin & Jenrette
The Chase Manhattan Bank     Healthsource               Smith Barney
Citibank                     International Business     The Stop & Shop Companies
The City University of        Machines Corporation
 New York                    J.P. Morgan

     The Company intends to pursue new business by focusing on the sale and integration of high-end systems in financial, commercial, governmental, healthcare and educational areas. To this end, the Company has the following growth strategies: (i) targeting vertical markets, (ii) offering a complete line of IBM products, including IBM mainframe systems, (iii) expanding its role as an IBM Premier Business Partner, (iv) enhancing competitiveness through the AAP, and (v) expanding into other geographic regions through selected acquisitions and strategic alliances.

     The Company currently has five operating locations. From its Hauppauge, New York headquarters it operates a distribution center, a computer configuration, integration and PC assembly facility and its technical support services. The Company conducts its sales operations from offices located in Hauppauge, New York City, Waltham, Massachusetts, Marlton, New Jersey, and North Haven, Connecticut.

Strategy

     The Company strives to offer its customers high quality computer and networking system hardware (particularly IBM products), related operating system software and network design, system installation and testing in a timely, cost-effective and value-added manner. The Company believes that the following factors are significant elements to the successful implementation of this strategy:

Targeting Vertical Markets

     The Company has a ten year track record as a market leader in the installation and integration of high-level information systems to the banking and financial services communities. In addition, the Company focuses on other selected, major vertical markets, including retailers, manufacturers and distributors, institutions of higher learning, health care and pharmaceutical companies, and state and local government agencies. The Company's in-depth understanding of its customers current and future needs combined with its experience and in-depth market focus enable it to offer an optimum range of products and services that meet each customer's requirements.

Offering a Complete Line of IBM Products

     The Company has chosen to represent IBM products because it believes that IBM is the world's premier designer and manufacturer of computer equipment, software and networking products. The wide range of products and services offered by the Company, include personal computers (desktop workstations, file servers and notebook computers), mid-range computers (RS/6000 and AS/400 systems), networking products (network hubs, routers, bridges and switches) and IBM software products, including OS/2, Netfinity, Eduquest and Lotus Notes. The Company also offers warranty repair, systems support and customized training programs. In order to offer its customers a full line of IBM products, the Company is planning on becoming a value-added reseller of IBM S/390 mainframe systems. The Company believes that its current mix of IBM products meets the needs of its customers and brings the Company closer to reaching its goal of becoming a total solution integrator of the complete IBM product line.

Expanding the Company's Role as an IBM Premier Business Partner

     The Company's designation as an IBM Premier Business Partner provides it with important competitive advantages. In 1997, the Company was among a small number of original value-added resellers selected by IBM as a Premier Business Partner. This designation by IBM was in recognition of the Company's long-standing relationship with IBM, combined with its overall value, performance and contribution in value to its customers. The Company believes that the principal advantage to being a Premier Business Partner is the potential referral of business by the IBM sales force.

Enhancing Competitiveness Through the IBM AAP

     Within the past twelve months, the PC industry has experienced a fundamental change as major PC suppliers, led by IBM, have begun shifting responsibility for the final assembly and delivery of PC products to a select number of companies, including the Company. The AAP will allow the Company to sell IBM PCs configured to the exact customer hardware and software specifications in a more timely and efficient manner. In addition to permitting the Company to offer greater product selection, the Company believes AAP will afford it future opportunities and competitive advantages, including the potential to increase gross margins on build-to-order systems, and the ability to act as an assembler and distributor to other resellers. The Company is also planning on becoming an assembler of the RS/6000 product line.

Expanding Into Other Geographic Regions Through Acquisition and Strategic
   Alliance

     The Company's participation in the AAP will make it an attractive acquirer and/or joint venture partner to companies that do not possess the expertise or resources to attain this status. The Company believes that the systems integration business which targets Fortune 1000 companies is both extremely competitive and based on existing relationships.

     The Company believes that the expansion of its business into growing markets and varied geographic regions, including the possibility of acquisitions of qualified systems integrators and resellers, will allow it to service existing customers in these new locations, expand its customer base, expand its product and service offerings, and obtain more competitive pricing as a result of increased purchasing volumes of particular products. The Company intends to focus its expansion efforts on value-added resellers that complement its existing operations. In particular, the Company believes that IBM resellers who do not participate in the AAP will be at a competitive disadvantage to the Company and other AAP participants. Accordingly, the Company believes that certain of these companies will find that an acquisition by, or a joint venture with, the Company to be an attractive alternative.

Industry Background

     Complex computer information processing systems, the foundation on which business and organizations now function, are continuously being redesigned, modified and upgraded as new computer and telecommunications technologies are introduced. Until the mid-1980's, either mid-range or mainframe computer systems, were used to manage an organization's mission-critical, transaction-oriented commerce and business functions, such as banking, credit transactions, retail point-of-sale transactions and airline reservations. Client/server networks, otherwise known as "hub and spoke" networks, supported access to these functions, either within a single site or from numerous geographically-dispersed sites.

     In the late 1980's, a new architecture for information processing called "client/server" computing emerged, fueled by the growing intelligence in desktop computers, expanding capabilities of software applications and growing capabilities of networks. A client/server system typically consists of multiple intelligent desktop client computers linked with high performance server computers by a local and/or wide area network ("LAN" and/or "WAN") and is characterized by the flexibility and mobility of both application and user. In order to take advantage of their established operational staff and physical plant, many corporations are seeking to reconfigure their existing mainframe/mid-range computers (sometimes referred to as "legacy" systems) to operate in parallel with client/server networks.

     The Company believes that these two information system models - legacy systems and client/server systems - will continue to coexist, each with advantages for certain applications. Thus, organizations are faced with complex decisions concerning the current and future configurations of their information systems, based upon factors such as the re-engineering of aspects of legacy systems to function more efficiently with related client/server systems, the explosive growth of the Internet (and related World Wide Web) and stand-alone intranets, the convergence of computer and telecommunications technologies and the universal recognition of information systems as the medium for commerce, finance, education and administration. Mid-range and mainframe computer systems remain important in this changing environment, and the Company intends to exploit opportunities in both segments of the high end computer system markets. At the same time, manufacturers such as IBM are increasing their reliance upon companies such as SysComm to work with mid- and large-sized businesses and organizations to provide single-source responsibility for the design, procurement, installation and implementation of such systems.

Principal Markets and Customers

     Since 1994, the Company has sold and delivered computer systems, network products, software, maintenance and system support services to more than 700 customers throughout the United States and in more than 20 countries worldwide. Based on its installed customer base, the Company believes it is a leading IBM supplier/systems integrator of mid-range and computer/network systems in the northeast United States. In fiscal year 1994, sales to The Chase Manhattan Bank accounted for 22% of the Company's total revenues; revenues from sales to The Chase Manhattan Bank and Deutsche Bank accounted for 23% and 14%, respectively, of the Company's total revenues in fiscal year 1995; and revenues from sales to Deutsche Bank and Citibank accounted for 19% and 16%, respectively, of the Company's total revenues in fiscal year 1996. In fiscal year 1996, the Company's top five customers (two of which were new customers) accounted for 50% of total revenues.

     The Company's significant markets, some of its representative customers and some of the applications to which the customers adapted the Company's systems are described below.


Market                                Organizations                           Applications
-------------------------   ------------------------------------   -------------------------------------
Banking                     Bankers Trust; Citibank; The Chase     Credit Card Processing; Retail
                            Manhattan Bank                         Banking; Research; Customer Ser-
                                                                   vice; Account Inquiry; Data Mining

Brokerage                   Deutsche Bank; J.P. Morgan; Mer-       Electronic Mail; Foreign Exchange;
                            rill Lynch; Smith Barney; Spear,       Securities Trading; Currency Trad-
                            Leeds & Kellogg; Brown Brothers        ing; Client-Server Computing; Ana-
                            Harriman; Fidelity Investments         lytics

Pharmaceutical/             Astra; Healthsource; Private           Office Automation; Order Entry;
 Healthcare                 Healthcare Systems; Oxford             Bill Payments; Invoicing; Account
                            Healthcare                             History; Healthcare Electronic Mail

Education                   Boston College; Harvard Univer-        Student Registration; Office Auto-
                            sity; Lawrence Public Schools;         mation; Electronic Mail; Primary
                            MIT; Northeastern University; City     Education; Teaching Aid; School
                            University of New York                 Administration; Student Schedul-
                                                                   ing; Grades Administration, Report-
                                                                   ing, Research

Governmental                State and local government agen-       Office Automation; Reporting;
                            cies throughout the Northeastern       Printing Systems
                            United States

Industrial and Consumer     Cadbury-Motts; Carrier Corpora-        Office Automation; Order Process-
                            tion; The Stop & Shop Companies;       ing; Electronic Mail; Invoicing;
                            CPC International; Pepsico; Barnes     Client-Server Computing
                            & Noble

     Banking. The Company was engaged by a large international bank to configure, install and provide operating and network support for a 98 node RS/6000 Power Parallel System 2 for data mining and market evaluations for credit card products. Examples of data mining include profiling prospective credit card customers and usage, spending patterns, credit risks, new credit card product offerings, credit card marketing and promotion.

     Brokerage. The Company provided RS/6000 workstations, servers and Power Parallel System 2 systems to the investment banking and finance operations departments of a large investment bank to assist in the international trading of loans in the United States, Asia and Latin America.

     Pharmaceutical/Healthcare Industry. The Company has been an ongoing supplier of IBM PC's and related hardware to several divisions of a pharmaceutical company. In connection with the sales of the computer systems, the Company provided the pharmaceutical company with a long-term on-site support technician. The Company has assisted the pharmaceutical company in establishing its computer system to operate salesforce automation and FDA application programs based on Windows NT and the Pentium Pro server.

     Education. One of the public school systems in the Massachusetts area has implemented a technology plan to incorporate computers in the teaching environment. The plan, which covers 22 schools, includes the installation of a LAN comprised of IBM servers and running the IBM Schoolview(TM) software, and a WAN, running a large Lotus Notes network, utilizing attendance, discussion, and mail databases. Each LAN server connects each classroom, containing 4 student and 1 teacher workstations. Systemwide, the Company supplied the schools with 2,000 PCs and 40 servers. The Company believes that working closely with school systems affords it the opportunity to increase the utilization of technology in the classroom.

     Industrial and Consumer. The Company completed the installation and integration of a networking system linking 180 stores of a major retail chain. To accomplish this task, the Company custom configured each RS/6000 and PC systems with specific store information, allowing the systems to "plug & play" immediately upon their arrival at each store location. The Company worked closely with IBM to coordinate delivery of all hardware in a timely and orderly manner, resulting in the successful installation of the systems within a two month time-frame.

Products/IBM Relationship

     The Company has access to a full range of computer product lines, networking and interconnectivity systems and operating software, from IBM, Hewlett Packard and Compaq, as well as other selected manufacturers. However, the Company has concentrated its efforts in developing strong relationships with IBM because it believes that IBM offers the most comprehensive and well established product line in the industry. The Company has had a long term relationship with IBM whereby it has the opportunity to configure, sell and service IBM's full line of PCs and mid-range information processing systems. In addition, as a member of several IBM advisory committees, the Company maintains close communications with IBM's future plans and directions. The Company believes its strong marketing and technical skills have enabled it to become North America's largest reseller of IBM's RS/6000 product line, and the Company believes it will continue to have a close business relationship with IBM. The Company's principal sales are derived from the following: (i) IBM PC systems;
(ii) IBM RS/6000 systems; (iii) IBM AS/400 systems; and (iv) communication and networking systems.

IBM PC Product Line and Participation in IBM's PC Company Authorized Assembler
   Program

     IBM is one of the world's leading designers and manufacturers of personal computer systems. IBM's personal computer product line includes mobile (notebook) and desktop workstations as well as file, application and network servers. In 1996, according to industry estimates, IBM produced and sold more than $13 billion of PC products worldwide. Accordingly, in 1996, IBM had approximately a 9% marketshare of the worldwide personal computer market.

     IBM PC systems feature Pentium(TM) processors from Intel and are available with a choice of operating software, including SelectaSystem, which allows end-users' systems to store both IBM OS/2 Warp and Microsoft DOS/Windows on the same hardware, or Microsoft(R) Windows 95(TM). For the last five years, due to the amount of sales volume for IBM products generated by the Company, IBM has enabled the Company to purchase products directly from IBM for resale at the lowest prices available. There can be no assurances that the Company will be able to continue to purchase at these prices, and loss of this competitive pricing could have a material adverse affect on the Company's business and results of operations.

     In fiscal year 1996, the Company's sales of IBM PC products were approximately $30 million, or 30.5%, of the Company's annual sales.

     In March 1997, the Company commenced participation in the AAP at its Hauppauge, New York location. By combining the assembly of PCs with its proven systems integration abilities, the Company believes that it will provide its clients with speed of delivery and flexibility of design at both the PC and systems levels. The Company also believes that the establishment and operation of its IBM PC assembly facility will greatly enhance the Company's position in the marketplace, enabling it to assemble various IBM personal computer systems, which in effect permits it to better serve its customers as well as reduce finished goods inventory levels.

     The continued operation of this assembly facility is dependent upon the Company complying with the terms of the AAP Agreement, including satisfying certain minimum purchase requirements, compliance with strict quality control provisions and maintaining trained and certified personnel. The AAP Agreement is terminable by either IBM or the Company upon 30 days' prior notice and immediately terminable by IBM in the event that IBM determines, in its sole discretion, that (i) the assembled products fail to meet required specifications (whether or not the Company is at fault), (ii) the Company materially breaches the terms and/or conditions of the AAP Agreement, (iii) the Company engages in a course of conduct that has injured IBM's reputation or the reputation of its products, or (iv) the Company's status with IBM as a Business Partner is terminated for any reason, expires or if the Company is no longer eligible to purchase IBM personal computer products directly from IBM. In addition, the Company is required to maintain ISO 9002 registration standards, the registered international standard for ensuring the consistent and measurable quality of products and services. Subject to the terms of the AAP Agreement, IBM is permitted to periodically review the Company's performance in order to monitor and assess continued compliance. The AAP Agreement expires on December 31, 1997. The Company intends to renew it.

     By being part of the AAP, the Company believes it may increase its inventory turnover rate, expand the range of products available to its customers and improve delivery time to its customers. In addition, the Company will maintain an inventory of component parts, rather than an inventory of fully-configured PC models.

IBM RISC System/6000

     The IBM RISC System/6000 is a mid-range computer workstation and server configuration providing industry-leading computing and graphic performance that meets large-scale, data handling and network management demands for many types of businesses. RS/6000 systems perform mission critical applications, such as those found in financial trading systems, from the combination of a robust UNIX operating system with fast 2D and 3D graphic capabilities. The RS/6000 is a flexible and scalable system incorporating (1) symmetric multiprocessing capabilities, a design that makes it possible for a number of processors to share memory and other existing features more efficiently; (2) scalable parallel processing, a technology that allows several hundred processor nodes to run in tandem as application servers, data servers, Internet or Intranet servers; and (3) a multi-operating system support, allowing a user to run existing programs simultaneously.

     RS/6000 systems have been used for general business and financial applications, including billing, payroll and accounts receivable, as well as for advanced graphics programs for mechanical and electrical design, scientific visualization, communications and networking applications for optimum client/server and Internet performance, and word processing and desktop publishing applications for both scientific and commercial documents. These applications are particularly useful for the securities, manufacturing, retail, education and transportation industries.

     As Internet and Intranet-based transactions grow, RS/6000 systems' networking capabilities, including security and integrity features, are becoming increasingly important.

     IBM has recognized the Company (ranked by dollar value of systems sold) as its largest "Industry Remarketer" for RS/6000 systems in North America for the year ending December 31, 1996, with sales of the RS/6000 for fiscal year 1996 of approximately $59 million, or 59%, of the Company's annual sales. The Company considers RS/6000 systems to be an integral product for future increases in the Company's sales volume.

All Other Products

     IBM AS/400 Product Line. Although the IBM Application System/400 (also known as AS/400) has not been a major source of revenue to the Company, the Company is attempting to increase its revenue in this market. The AS/400 is designed and built as a multi-user commercial application platform integrating a relational database and networking capabilities into the operating system of the computer. It is designed as a general purpose business computer, optimized for the commercial environment. Its design reflects the dominant requirements for businesses, i.e., integration of new technology without disrupting existing applications, large portfolio of business solutions allowing companies to discover the most suitable application for their needs, integration of functions including security, database, system management, communications and on-line teleprocessing, enabling companies to manage a system with limited resources in a demanding business climate.

     The AS/400 provides businesses with a cost effective solution, allowing them to adopt advanced technologies at their own pace, integrating high quality PC technology and associated software to enhance the computer's speed for PC file serving. The AS/400 is a popular business computing system due to its ease of installation, implementation, usage (it can support up to 7,000 users) and ability to upgrade.

     Communication -- Networking Systems. The Company provides various communications and networking products including complex data communications equipment and software such as bridges, hubs and routers, as well as modems and network interface cards (NIC) to connect personal computers to local and wide area networks (LAN/WAN). Nearly every computer sold today in the commercial marketplace is connected to a communications network.

     Other. The Company is authorized to sell other manufacturers' personal computer systems, networking, printers and software products including: Bay Networks, Compaq, Lexmark, Hewlett Packard, Apple, MicroSoft, Novell, and 3Com. Certain of the Company's agreements with such suppliers provide for minimum annual purchase requirements. Although the Company, to date, has complied with these agreements, there is no assurance that the Company will continue to meet such minimum purchase requirements or other terms of such agreements. To the extent that it does not comply with such terms, the Company may lose its status as an authorized reseller for such suppliers. For fiscal year 1996, the Company's sales of non-IBM products accounted for approximately $9 million, or 9%, of total revenue.

Sales and Marketing

     The Company has a broad customer base of primarily Fortune 1000 companies. The Company's sales and marketing efforts are focused on high level decision making executives, whose purchasing decisions are based on factors such as the overall cost of purchasing and maintaining a system and the Company's reputation and expertise in delivering and installing effective total information technology solutions, which initially may not be the least expensive. The Company relies on its marketing and sales programs, its industry-wide expertise, its relationship with existing customers and its status as an IBM Premier Business Partner to generate sales opportunities.

     The Company currently has sales offices in five locations: New York City and Hauppauge, New York, Waltham, Massachusetts, Marlton, New Jersey and North Haven, Connecticut. Currently, the Company employs 28 field sales representatives and system engineers. The sales efforts are led by the Company's senior executives, John H. Spielberger, Thomas Baehr and Norman Gaffney, who have more than 69 years of combined experience in sales of high-level computer systems. The Company believes that due to the complex nature of the computer products it sells and supports, maximum marketing effectiveness can only be achieved by sales specialization. Each sales representative is trained in one specific product line and representatives of one product line can call upon specialized sales and systems engineering personnel from another product line.

     The Company pursues new business opportunities by referrals from IBM or other manufacturers, referrals from existing customers, direct solicitation by telephone or mail of prequalified customers, and participation in IBM and other industry trade shows.

     The Company has developed and maintained automated sales tools intended to improve sales productivity, quality and reliability and increased customer satisfaction. These systems include on-line systems configuration and pricing, real time order entry, order confirmation and electronic mail for customers through privately leased telephone lines and through the Internet.

Customer Support and Service

     The Company believes that its ability to provide effective total solutions to meet the needs of its customers is enhanced by its internal management information system, which combines accounting, purchasing, inventory control, sales order processing and work order management. The Company provides a large array of services to its customers, including warranty repair on all IBM personal computer products; toll-free telephone number for sales and product information and order placement; toll-free telephone number for customer service on all products sold, including technical assistance and repair warranty; E-mail network access for customers to receive real time price quotations, place orders and check order status; on-site system engineers to provide technical assistance for installations and upgrades; partnership with IBM to provide customized services such as helpdesk, consulting, extended warranty, extended maintenance coverage; and IBM Credit Corporation financing options on all products sold.

Competition

     The markets in which the Company operates are characterized by intense competition from several types of network integrators and technical service providers, including mainframe and mid-range computer manufacturers and outsourcers, including, among others, Digital Equipment Corporation, Sun Microsystems, Electronic Data Systems Corporation, Hewlett-Packard Company and Integrated Systems Solution Corporation. Other competitors which purchase directly from IBM, like the Company, include value added resellers, systems integrators and third-party service companies, including AmeriData Technologies, Inc., CompuCom Systems, Inc., Entex Information Services, InaCom Corp., MicroAge, Inc. and Vanstar. While the Company receives substantial sales and marketing assistance from IBM, including introductions and referrals to potential customers, the Company, from time to time, faces direct competition from IBM with respect to large contracts. The Company expects to face further competition from new market entrants and possible alliances between competitors in the future. Certain of the Company's current and potential competitors have greater financial, technical, marketing and other resources than the Company. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sales of their services than the Company. No assurance can be given that the Company will be able to compete successfully against current and future competitors.

     The Company's ability to compete successfully depends on a number of factors such as breadth of product and service offerings, sales and marketing efforts, pricing, quality and reliability of services and other support capabilities. While there can be no assurance that the Company will be able to continue to compete successfully with existing or new competition, the Company believes that it currently competes favorably due to its focus and expertise of network integration and its concentration on sales of IBM product lines.

Employees

     As of March 31, 1997, the Company had 59 full-time employees. The Company has no collective bargaining agreements and believes its relations with its employees are good.

Description of Property

     The Company leases 11,200 square feet of executive office and warehouse space in Hauppauge, New York pursuant to a five year contract which expires on January 31, 1999. The lease provides for payments totaling $288,580 over the course of the lease.

     The Company leases 5,027 square feet of general office space in New York City pursuant to a five year lease at an annual rental of $130,704. This lease expires on February 28, 2002.

     The Company leases 5,350 square feet of general office space in Waltham, Massachusetts pursuant to a five year lease which expires on October 31, 1999. The lease provides payments in the amount of $70,085 annually for the period from December 1, 1994 through September 30, 1997 and $76,772 annually for the period from October 1, 1997 through December 31, 1999.

     The Company leases 300 square feet of general office space in Marlton, New Jersey and North Haven, Connecticut for $7,800 per year and $8,100 per year, expiring on January 31, 1998 and December 31, 1997, respectively.

Legal Proceedings


     The Company is involved in a legal proceeding that is incidental to the conduct of its business. This proceeding is not, in the opinion of management, material. In the ordinary course of its business, the Company is, from time to time, subject to litigation. The Company does not believe that any litigation to which the Company is currently subject is likely, individually or in the aggregate, to have a material adverse effect on the financial condition of the Company.

                                  MANAGEMENT

Directors and Executive Officers

     The following table sets forth the names and ages of the Company's directors and persons nominated to become directors and executive officers and the positions they hold with the Company.

Name                          Age     Position
---------------------------   -----   -------------------------------------------
John H. Spielberger           55      Chairman of the Board of Directors,
                                      President and Chief Executive Officer of
                                      SysComm

Thomas J. Baehr (2)           40      Vice President, Director of SysComm,
                                      President and Chief Operating Officer of
                                      InfoTech

Dennis R. Wilson              47      Vice President, Chief Financial Officer,
                                      Secretary and Director of SysComm

Norman M. Gaffney             49      Director of SysComm, Executive Vice
                                      President of Marketing and Sales of Info-
                                      Tech

John C. Spielberger (1)       28      Director of SysComm

Cornelia Eldridge (1) (2)     55      Nominee for Director of SysComm

Lee Adams (1)(2)              65      Nominee for Director of SysComm

------------
(1) Member of Audit Committee

(2) Member of Compensation Committee

     John H. Spielberger is the Chairman of the Board of Directors, President and Chief Executive Officer of SysComm, which he founded in 1986. He is also currently the Chairman of the Board and Chief Executive Officer of InfoTech, which he founded in 1980. From 1968 through 1976, Mr. Spielberger worked for IBM as a sales representative. From 1976 through 1980, Mr. Spielberger was employed as Vice President of The Harvey Group Inc., a company listed on the American Stock Exchange, where he was responsible for all management information systems and communications. In 1980, Mr. Spielberger founded John Spielberger & Associates, Inc., a designer, programmer and installer of computer systems, which later became known as InfoTech. Mr. Spielberger is a member of various IBM advisory boards which assist IBM in developing new and innovative programs to market their products. Mr. Spielberger graduated from Long Island University, C.W. Post Campus, New York in May 1966 with a B.A. in Biology.

     Thomas J. Baehr joined InfoTech in January 1994 and has been a member of SysComm's Board of Directors since August 1995. Mr. Baehr became InfoTech's President in January 1996 and is currently its Chief Operating Officer. From June 1978 through October 1979, Mr. Baehr worked as a sales representative at the Burroughs Corporation. From October 1979 through November 1986, Mr. Baehr was employed at Honeywell Information Systems, where he was responsible for the sale of mainframe and minicomputers to the General Electric Company. From November 1986 through July 1992, Mr. Baehr was employed by Prime Computer Inc. in various positions including sales manager for the New York metropolitan area and regional manager for the northeastern United States. From July 1992 through January 1994, Mr. Baehr was employed by Basic Computer Corporation in White Plains, New York. Mr. Baehr graduated Fairfield University, Connecticut in May of 1978 with a B.S. in Marketing.

     Dennis R. Wilson has been a director of the Company since 1986 and became Vice President and Chief Financial Officer of SysComm and InfoTech in March 1995. From 1972 through March 1992, Mr. Wilson was employed by The Harvey Group Inc. During his career at The Harvey Group, Mr. Wilson held the following positions: Member of the Board of Directors, Executive Vice President and Chief Financial Officer, Corporate Secretary and Director of Internal Audit. From 1992 through February 1995, Mr. Wilson was employed at

The Boerner Company, a successor to the Harvey Group, as Chief Financial Officer. He received a B.S. in Accounting from St. John's University in June 1970 and received his M.B.A. from St. John's in January 1976. He is also a member of the Association of Management Accountants and the Association of MBA Executives.

     Norman M. Gaffney has been a Director of the Board of SysComm since September 1996. He joined the Company in November 1994 and has served as Executive Vice President of Sales and Marketing of InfoTech since January 1996. Prior to joining SysComm, Mr. Gaffney was employed by IBM in various positions including Consulting Marketing Representative and Senior Accounts Manager for 22 years. Mr. Gaffney graduated from the University of Miami receiving a B.S. in Marketing.

     John C. Spielberger is a Director of the Board of SysComm. In 1991, he received a B.S. in Marketing from the Wallace School of Management, Boston College. From February 1992 through October 1992, Mr. Spielberger was employed as a marketing support representative for Lexmark International. Mr. Spielberger joined InfoTech in October 1992 and is a sales specialist for the RISC System/6000. Mr. Spielberger is the son of John H. Spielberger, the Chairman of the Board, President and Chief Executive Officer of SysComm.

     Cornelia Eldridge has been nominated to serve on the Company's Board of Directors upon consummation of the Offering. Since 1981, Ms. Eldridge has been President of Eldridge Associates, Inc., a management consulting firm. Eldridge Associates provides strategic planning and organizational consulting services to senior executive management including Chief Executive Officers. Ms. Eldridge has a B.A. from Ohio Wesleyan University and an M.B.A. from the University of Massachusetts. She serves on the Board of Directors of DE Frey, Inc., a privately-held financial services firm. Ms. Eldridge also currently provides consulting services to Commonwealth Associates.

     Lee Adams has been nominated to serve on the Company's Board of Directors upon consummation of the Offering. From 1989 through March 1997, when that company was sold, Mr. Adams was the Chairman and Chief Executive Officer of Target Solutions, Incorporated, a privately-held vertical remarketer of IBM's AS/400 line of products. From 1963 to 1989, Mr. Adams held various executive sales and marketing positions at IBM. Mr. Adams received a B.B.A. from Kalamazoo College in June 1963.

Board of Directors

     The Board of Directors currently consists of five members. There are two vacancies on the Board. Upon completion of the Offering, the Company expects to appoint Cornelia Eldridge and Lee Adams as directors to its Board of Directors.


     The Company's Board of Directors is divided into three classes with each class consisting, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board. The Company's Board of Directors presently consists of five members with one member in Class I and two members in Classes II and III. Class III consists of John H. Spielberger and Thomas Baehr, whose term will expire at the 2000 annual meeting of stockholders; Class II consists of Norman Gaffney and John C. Spielberger, whose term will expire at the 1999 annual meeting of stockholders; and Class I currently consists of Dennis Wilson, and, upon their appointment upon completion of the Offering, will additionally consist of Cornelia Eldridge and Lee Adams, whose term will expire at the 1998 annual meeting of stockholders. After the initial term, each Class is elected for a term of three years. At each annual meeting, directors are elected to succeed those in the Class whose term expires at that annual meeting, such newly elected directors to hold office until the third succeeding annual meeting and the election and qualification of their respective successors.

     Executive officers of the Company are elected annually by the Board of Directors and serve until their successors are duly elected and qualified.

Board Committees

     The Board of Directors has an Audit Committee and Compensation Committee. The Audit Committee makes annual recommendations to the Board of Directors concerning the appointment of the independent public accountants of the Company and reviews the results and scope of the audit and other services provided by the Company's independent auditors. The Audit Committee is currently comprised of one Board Member,

John C. Spielberger. The Compensation Committee, currently comprised of Thomas Baehr, makes recommendations to the Board of Directors concerning salaries and incentive compensation for employees of the Company. Upon consummation of the Offering, the Board of Directors intends to appoint Cornelia Eldridge and Lee Adams to the Audit Committee and the Compensation Committee.

Director Compensation

     Directors who are employees of the Company receive no compensation, as such, for service as members of the Board. It is expected that directors who are not employees of the Company will receive options to purchase 5,000 shares of Common Stock for each year served on the Board of Directors, and reimbursement of expenses incurred in connection with attendance of Board and committee meetings.

Key Man Insurance

     The Company is the beneficiary of $1,000,000 whole life policy covering the life of John H. Spielberger and a $1,000,000 term policy covering the life of Thomas J. Baehr.

Limitation of Liability and Indemnification of Directors and Officers

     The Certificate of Incorporation and By-Laws of the Company provides that a director shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except: (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law; (iii) for liability under
Section 174 of the Delaware General Corporation Law (relating to certain unlawful dividends, stock repurchases or stock redemptions); or (iv) for any transaction from which the director derived any improper personal benefit. The effect of this provision in the Certificate is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in certain limited situations. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. These provisions will not alter the liability of directors under federal securities laws.

     The Company's By-Laws provides that the Company shall indemnify each director and such of the Company's officers, employees and agents as the Board of Directors shall determine from time to time in its sole discretion to the fullest extent provided by the laws of the State of Delaware.

Executive Compensation

     The following table sets forth the compensation for services in all capacities awarded to, earned by or paid to the Company's Chief Executive Officer and the most highly compensated executive officers of the Company whose aggregate cash compensation exceeded $100,000 during the last three fiscal years:

                              Annual Compensation

                                                                                   Other Annual
     Name and Principal Position            Year     Salary ($)     Bonus ($)     Compensation ($)
-----------------------------------------   ------   ------------   -----------   -----------------

John H. Spielberger, Chairman of the        1996         100,000         90,000    $   29,411(1)
Board of Directors, President and Chief     1995         100,000             --            --
Executive Officer of SysComm                1994         100,000             --            --


Dennis R. Wilson, Vice President,           1996         100,000         35,000            --
Chief Financial Officer, Secretary and      1995          58,333             --            --
Director of SysComm                         1994              --             --            --

Thomas J. Baehr, Vice President and         1996         134,579        157,000            --
Director of SysComm, President and          1995         157,016             --            --
Chief Operating Officer of InfoTech         1994         101,272             --            --

Norman M. Gaffney, Director of              1996         304,613             --            --
SysComm, Executive Vice President,          1995         141,972             --            --
Marketing and Sales of InfoTech             1994              --             --            --

------------
(1) Consists of expenses for a Company car ($4,464), life insurance premiums ($23,897) for John H. Spielberger, and administration fees on his pension plan ($1,050). This life insurance policy will be cancelled after the effective date of this Prospectus and any cash value will be returned to the Company.

Employment Agreements


     The Company will enter into employment agreements effective upon the consummation of the Offering with its executive officers. Each of the employment agreements expire on September 30, 1999, unless sooner terminated for death, physical or mental incapacity or cause (which is defined as the uncured refusal to perform, or habitual neglect of, the performance of his duties, willful misconduct, dishonesty or breach of trust which causes the Company to suffer any loss, fine, civil penalty, judgment, claim, damage or expense, a material breach of the employment agreement, or a felony conviction), or terminated by either party with thirty (30) days' written notice, and are automatically renewed for consecutive terms, unless cancelled at least thirty days prior to expiration of the existing term. Each Employment Agreement provides that all of such executive's business time be devoted to the Company. In addition, each of the Employment Agreements also contain: (i) non-competition provisions that preclude each employee from competing with the Company for a period of up to two years from the date of the termination of his employment of the Company, (ii) non-disclosure and confidentiality provisions providing that all confidential information developed or made known during the term of employment shall be exclusive property of the Company, and (iii) non-interference provisions whereby, for a period of two years after his termination of employment with the Company, the executive shall not interfere with the Company's relationship with its customers or employees.


     The employment agreements also include compensation plans for fiscal year 1997 as follows: John H. Spielberger will receive base salary of $140,000 plus a bonus based on 3% of all pre-tax earnings of the Company; Thomas J. Baehr will receive $150,000 plus a bonus based on 3.5% of all pre-tax earnings of InfoTech, payable quarterly; Dennis R. Wilson will receive $120,000 plus a discretionary bonus determined by the Compensation Committee; and Norman M. Gaffney will receive $125,000 plus a bonus plan based on 1.5% of gross profit dollars of InfoTech, payable monthly.

     These employment agreements contain annual performance incentive plans which will be reviewed during the fiscal year and new incentive plans will be implemented by the Company's Compensation Committee for fiscal year 1998, and thereafter as applicable.

     In addition, the employment agreements provide that if an executive officer is terminated for reasons other than for cause, the Company has agreed to continue to pay his total base salary for the remainder of the term of the employment agreement or one year, whichever is greater.

Stock Option Plan

     On July 29, 1988, the stockholders approved a stock option plan (the "1988 Stock Option Plan"). In connection with the 1988 Stock Option Plan, 1,000,000 shares of Common Stock are reserved for issuance pursuant to options that may be granted under the plan through May 5, 1998. As of September 30, 1996, 498,000 options were granted at exercise prices ranging from $.68 to $.75 per share. To date, none of those options has been exercised. The options vest over a three year period following the date of the grant. Currently, only 166,000 shares are exercisable.

     The purpose of the 1988 Stock Option Plan is to encourage stock ownership by employees of the Company, its divisions and subsidiary corporations and to give them a greater personal interest in the success of the Company. The 1988 Stock Option Plan is administered by the Compensation Committee. The Compensation Committee consists of at least three members of the Board of Directors. The Compensation Committee shall have the authority in its discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Options; to determine which Options shall constitute incentive stock options ("ISO") and which Options shall constitute Non-Qualified Stock Options; to determine which Options (if any) shall be accompanied by rights or limited rights; to determine the purchase price of the shares of Common Stock covered by each Option (the "Option Price"); to determine the persons to who, and the time or times at which, Options shall be granted; to determine the number of shares to be covered by each Option; to interpret the Plan; to prescribe, amend and rescind rules and regulations relating to the Plan; and to make all other determinations deemed necessary or advisable for the administration of the Plan. The Compensation Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Compensation Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Compensation Committee or such person may have under the Plan.

     Options granted under the 1988 Stock Option Plan may not be granted at a price less than the fair market value of the Common Stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). The aggregate fair market value of shares for which ISOs granted to any employee are exercisable for the first time by such employee during any calendar year (under all stock option plans of the Company and any related corporation) may not exceed $100,000. Options granted under the 1988 Stock Option Plan will expire not more than ten years from the date of grant (five years in the case of ISOs granted to persons holding 10% or more of the voting stock of the Company). Options granted under the 1988 Stock Option Plan are not transferable during an optionee's lifetime but are transferable at death by will or by the laws of descent and distribution.

     Each Executive Officer and Director has been granted options to purchase shares of Common Stock pursuant to the 1988 Stock Option Plan as follows:


                                 Option Grants



                                                                                Potential
                        Dated        Options        Exercise     Expiration     Realizable
       Name             Granted     Granted (1)      Price         Date         Value (2)
---------------------   ---------   -------------   ----------   ------------   -----------
John H. Spielberger     6/30/95       40,000         $.75          9/1/98       $180,000
Dennis R. Wilson        6/30/95      104,000         $.68          9/1/98       $475,280
Thomas J. Baehr         6/30/95      100,000         $.68          9/1/98       $457,000
Norman M. Gaffney       6/30/95      100,000         $.68          9/1/98       $457,000
John C. Spielberger     6/30/95        4,000         $.68          9/1/98       $ 18,280


------------

(1) Each option is exercisable into one share of Common Stock.

(2) Assumes an offering price of $5.25 per share less the respective exercise price.

401(k) Plan

     On January 1, 1994, the Company adopted a 401(k) savings plan for the benefit of all eligible employees. All employees as of the effective date of the 401(k) became eligible. An employee who became employed after January 1, 1994 would become a participant after the completion of six months of service and attainment of 20 years of age. Under the 401(k) plan, participants may elect to contribute from their compensation any amount up to the maximum deferral allowed by the Internal Revenue Code. Company contributions are discretionary and the Company may make optional contributions for any plan year at its discretion. During the fiscal years ended September 30, 1996, 1995 and 1994, the Company recorded 401(k) costs totalling $31,738, $19,148 and $100, respectively.

                             CERTAIN TRANSACTIONS

     John H. Spielberger has a consulting agreement with Ameriquest Technologies, Inc., a company that purchased Romel Technology, Inc., a SysComm subsidiary. This agreement, which commenced in December 1993, pays Mr. Spielberger $10,000 per month through January 1998.

     Currently, the Company is required to purchase as much as $1,000,000 worth of Mr. Spielberger's stock from his family upon the occurrence of his death. The buy-back price per share would be the greater of ten times the net income for the prior four quarters preceding his death divided by the average number of shares outstanding during that period or three times the current net worth divided by the current number of shares outstanding, whichever is greater. The Company and Mr. Spielberger have agreed to cancel the buy-back arrangement concurrent with the Offering.

     In addition, Mr. Spielberger has personally guaranteed the Company's financing arrangements with IBM Credit Corporation. The Company and Mr. Spielberger anticipate that IBM Credit Corporation will release Mr. Spielberger from his personal guarantee immediately prior to, or upon completion of, the Offering.

                            PRINCIPAL STOCKHOLDERS


     The following table sets forth the beneficial ownership of shares of Common Stock as of the date of this Prospectus, and as adjusted to reflect the sale of 1,500,000 shares of Common Stock offered hereby by (i) each person known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director and nominee director of the Company, (iii) each named executive officer of the Company, and (iv) all directors and executive officers of the Company as a group:



                                                                      Percentage Beneficially Owned (2)
                                                                     -----------------------------------
                                            Number of Shares
Name and Address                          Beneficially Owned (2)     Before Offering     After Offering
---------------------------------------   ------------------------   -----------------   ---------------
John H. Spielberger (1) (3)                        2,506,667                71.62%             50.14%
Dennis R. Wilson (1) (5)                              88,640                 2.53%              1.77%
Thomas J. Baehr (1) (6)                               86,000                 2.46%              1.72%
Norman M. Gaffney (1) (6)                             66,000                 1.89%              1.32%
John C. Spielberger (1) (4)                            7,667                  .22%               .15%
Cornelia Eldridge (7)                                     --                   --                 --
Lee Adams (8)                                             --                   --                 --
Mark Vinelli (1)                                     270,000                 7.72%              5.40%
All Officers and Directors as a group
 (five persons)                                    2,754,680                78.72%             55.10%


------------
(1) The addresses of John H. Spielberger, Dennis R. Wilson, Thomas Baehr, John
    C. Spielberger, Norman Gaffney, and Mark Vinelli are c/o SysComm International Corporation, 275 Marcus Boulevard, Hauppauge, New York 11788.

(2) Beneficial ownership is determined in accordance with the Rule 13d-3 of the Securities Exchange Act of 1934 and generally includes voting and investment power with respect to securities, subject to community property laws, where applicable. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this Prospectus upon exercise of options or warrants. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and that are exercisable within 60 days from the date of this Prospectus have been exercised. Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

(3) Includes 600,000 shares owned by Bearpen Limited Partnership, a partnership of which John H. Spielberger and his wife, Catherine, are the general partners. Excludes 50,000 shares owned by Mr. Spielberger's wife, Catherine, of which John H. Spielberger disclaims beneficial ownership. Includes options to purchase 26,640 shares of Common Stock at an exercise price of $.75 per share, exercisable as of June 30, 1997. Does not include options to purchase 13,600 shares of Common Stock at an exercise price of $.75 per share.

(4) Excludes 20,000 shares owned by Teresa Murphy, John C. Spielberger's wife. Includes options to purchase 2,640 shares of Common Stock at an exercise price of $.68 per share, exercisable as of June 30, 1997. Does not include options not currently exercisable to purchase 1,360 shares of Common Stock at an exercise price of $.75 per share.

(5) Includes options to purchase 68,640 shares of Common Stock at an exercise price of $.68 per share, exercisable as of June 30, 1997. Does not include options not currently exercisable to purchase 35,360 shares of Common Stock at an exercise price of $.68 per share.

(6) Includes options to purchase 66,000 shares of Common Stock at an exercise price of $.68 per share, exercisable as of June 30, 1997. Does not include options not currently exercisable to purchase 34,000 shares of Common Stock at an exercise price of $.68 per share.

(7) The address of Cornelia Eldridge is 4514 Elkhorn Road, P.O. Box 6243, Sun Valley, Idaho 83354.

(8) The address of Lee Adams is P.O. Box 2404, Lake Arrowhead, California
    92352.

                         DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 40,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of April 15, 1997, there were 3,632,200 shares of Common Stock issued and 3,170,540 shares of Common Stock outstanding held of record by 30 stockholders. No shares of Preferred Stock are issued and outstanding.

Common Stock

     Holders of shares of Common Stock are entitled to one vote for each share held of record on matters to be voted on by the stockholders of the Company. Holders of shares of Common Stock are entitled to receive dividends when, as, and if declared by the Company's Board of Directors out of funds legally available to the Company. The Company currently intends to retain all future earnings for the use in the operation of its business and therefore does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. See "Dividend Policy." Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in the assets remaining after payment of all liabilities and liquidation of preferences if any. Shares of Common Stock are not redeemable and have no preemptive or similar rights to subscribe for additional shares. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will, upon issuance and payment, be fully paid and non-assessable.

Preferred Stock


     The Board of Directors has the authority to cause the Company to issue without any further vote or action by the stockholders, up to 1,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control. The Company has no present plans to issue any shares of preferred stock. See "Risk Factors -- Anti-Takeover Provisions."

Anti-Takeover Provisions; Section 203 of the Delaware General Corporation Law

     The Company is governed by Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, this statute restricts a corporation from entering into certain business combinations with an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock) or its affiliates for a period of three years after the date of the transaction in which the person became an interested stockholder unless (i) the transaction is approved by the Board of Directors of the corporation prior to such business combination, (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it exceeds 15%, or (iii) the business combination is approved by the Board of Directors and by a vote of two-thirds of the outstanding voting stock not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. The Company's Amended and Restated Certificate of Incorporation excludes John H. Spielberger from the definition of "interested stockholder" and also defines an "interested stockholder" as any person or entity that is the beneficial owner of at least 10% of the Company's voting stock.

     The Company's Amended and Restated Certificate of Incorporation and/or Amended and Restated By-Laws include certain provisions which may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests, including attempts that might result in a premium over the market for the shares held by the stockholders and could make it more difficult to remove incumbent management. The Company's Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws provide (i) that the Board of Directors will be divided into three classes of directors serving staggered three year terms resulting in approximately one-third of the Company's Board of Directors being elected each year; (ii) that directors may be removed from office only for cause and only by the affirmative vote of the holders of 66 2/3% of the then outstanding shares of capital stock entitled to vote generally in an election of directors; (iii) that, except as otherwise required by law, vacancies in the Board of Directors may be filled only by the remaining directors; (iv) that commencing with the consummation of the Offering, any action required or permitted to be taken by the stockholders of the Company may be effected only at an annual or special meeting of stockholders and not by written consent of the stockholders; (v) that subject to certain provisions, any special meeting of stockholders may be called only upon the affirmative vote of at least a majority of the members of the Board of Directors; and (vi) for an advance notice procedure for the nomination other than by or at the discretion of the Board of Directors or a committee of the Board of Directors for the candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of the stockholders. In general, notice of an intent to nominate a director or raise business at such meetings must be received by the Company not less than sixty
(60) nor more than ninety (90) days prior to the first anniversary of the preceeding year's annual meeting and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning stockholders submitting the proposal. The affirmative vote of at least a majority of the directors or the holders of at least 662/3% of the voting power of the Company's Common Stock is required to alter, amend, repeal or adopt any provision inconsistent with the provisions described in this paragraph.

     The Delaware General Corporation Law, the Amended and Restated Certificate of Incorporation and the Amended and Restated By-Laws may discourage certain types of transactions involving an actual or potential change in control of the Company.

Transfer Agent and Registrar

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE


     The 1,500,000 shares of Common Stock sold in the Offering will be freely transferable without restriction or further registration under the Securities Act unless acquired by an "affiliate" of the Company within the meaning of the Securities Act. Upon completion of the Offering, the existing stockholders of the Company will own 3,170,540 shares of Common Stock. All of these shares are deemed "restricted securities" as defined by Rule 144 under the Securities ("Rule 144"). Upon expiration of the contractual restrictions between the Company, its officers, directors and current stockholders and option holders and the Representative, beginning one year after the date of this Prospectus, these shares will be available for sale in the public market, subject to compliance with Rule 144.


     Rule 144, as currently in effect, provides that a person (or persons whose sales are aggregated) who is an affiliate of the Company, or who has beneficially owned shares for at least one year which were issued and sold in reliance upon certain exemptions from registration under the Securities Act ("Restricted Shares"), is entitled to sell within any three month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. However, a person who has beneficially owned Restricted Shares for at least two years and who is not an affiliate of the Company may sell such shares under Rule 144 without regard to volume limitations, manner-of-sale provisions, notice requirements or the availability of current public information about the Company.

     Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 of the Securities Act ("Rule 701") may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisors prior to the date the issuer becomes subject to the reporting requirements of the Exchange Act, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options (including exercises after the date of this Prospectus). Securities issued in reliance on Rule 701 are restricted securities and subject to the contractual restrictions described above, beginning ninety days after the date of this Prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year minimum holding period requirements.

     Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that market sales of Restricted Shares or the availability of Restricted Shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Restricted Shares in the public market could adversely affect prevailing market prices.

                                 UNDERWRITING

     The underwriters named below (collectively, the "Underwriters") for which Commonwealth Associates is acting as representative (the "Representative" or "Commonwealth"), have severally, not jointly, subject to the terms and conditions of the underwriting agreement ("Underwriting Agreement") agreed to purchase from the Company, and the Company has agreed to sell, the shares of Common Stock which equal the number of shares set forth opposite the name of such Underwriters below:


        Underwriter               Number of Shares
-------------------------------   -----------------
Commonwealth Associates  ......
Total  ........................     1,500,000
                                    ==========


     The Underwriters are committed on a "firm commitment" basis to purchase and pay for all shares of Common Stock offered hereby (other than those covered by the Over-Allotment Option described below), if any such shares are purchased. The shares are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to approval of certain legal matters by counsel and to certain other conditions.

     Through the Representative, the several Underwriters have advised the Company that they propose to offer the shares of Common Stock to the public at the price set forth on the cover page of this Prospectus and the Underwriters may allow to certain dealers who are members of the National Association of Securities Dealers, Inc. ("NASD") concessions, not in excess of $---- per share, of which not in excess of $---- per share may be reallowed to other dealers who are members of the NASD. After the commencement of the Offering, the public offering price, concessions and reallowance may be changed. The Representative has informed that Company that it does not expect any sales of the shares of Common Stock offered hereby to be made to discretionary accounts of the Underwriters.


     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 225,000 additional shares of Common Stock, at the initial public offering price set forth on the cover page hereof, less underwriting discounts and commissions. Such option may be exercised in whole or, from time to time, in part, to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares offered hereby.

     The Company has agreed to pay to Commonwealth individually, and not as Representative of the Underwriters, a non-accountable expense allowance in the amount of 1.5% of the gross proceeds of the Offering, including the Over-Allotment Option, $50,000 of which has been paid to date. The Company shall bear all fees and expenses incurred by the Company in connection with qualifying the shares of Common Stock offered hereby for sale under the laws of such states as the Representative may designate, including expenses of counsel retained for such purposes by the Representative.

     In addition, the Company has agreed to pay to Commonwealth individually, and not as Representative of the Underwriters, a corporate advisory fee equal to 1.5% of the gross proceeds of the Offering (including any shares purchased pursuant to the Underwriters' Over-Allotment Option) as reimbursement for Commonwealth's advisory services, which is payable at the closing of the Offering.

     The Company has agreed to sell to the Representative and its designees for an aggregate price of $150, the warrants ("Representative's Warrants") to purchase up to 150,000 shares of Common Stock at an exercise price per share equal to 160% of the initial public offering price per share of Common Stock offered hereby. The Representative's Warrants may not be transferred for one year from the date of this Prospectus, except to the officers or partners of the Representative and are exercisable during the four-year period commencing one year from the date of this Prospectus (the "Warrant Exercise Term"). During the Warrant Exercise Term, the holders of the Representative's Warrants are given, at nominal cost, the opportunity to profit from a rise in the market price of the Company's Common Stock. To the extent that the Representative's Warrants are exercised or exchanged, dilution to the interests of the Company's stockholders will occur. Further, the terms upon which the Company will be able to obtain additional equity capital may be adversely affected since the holders of the Representative's Warrants can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in the Representative's Warrants. Any profit realized by the Representative on the sale of the Representative's Warrants or the underlying shares of Common Stock may be deemed additional underwriting compensation. Subject to certain limitations and exclusions, the Company has agreed to register the Representative's Warrants and the underlying shares of Common Stock under the Securities Act on one occasion during the four year period ending five years from the date of this Prospectus and to include such Representative's Warrants and shares in any appropriate Registration Statement that is filed by the Company during the seven years following the date of this Prospectus. The Representative's Warrants include a provision permitting the holders to elect a "cashless exercise" whereby the holders may exchange, in lieu of cash, such number of shares issuable upon exercise of the Representative's Warrants equal in value to the aggregate exercise price.


     The Company and its officers, directors, stockholders and holders of any options, warrants or other securities convertible into, or exercisable for, shares of Common Stock, have agreed that they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose of any shares of Common Stock or other capital stock of the Company, or any securities convertible into or exchangeable for any shares of Common Stock or other capital stock of the Company for a period of one year commencing upon the date of this Prospectus, without the prior written consent of Commonwealth, on behalf of the Underwriters.

     The Underwriting Agreement provides for reciprocal indemnification and contribution between the Company and the Underwriters against certain civil liabilities in connection with the Registration Statement of which this Prospectus forms a part, including liabilities under the Securities Act.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiations between the Company and the Representative. Among the factors considered in determining the initial public offering price are the history of, and the prospects for, the Company's business and the industry in which it competes, an assessment of the Company's management, its past and present operations, the prospects for earnings of the Company, the present state of the Company's development, the general condition of the securities market at the time of the Offering and the market prices and earnings of similar securities of comparable companies at the time of the Offering and prevailing market and economic conditions.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Ruskin, Moscou, Evans & Faltischek, P.C., Mineola, New York. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Todtman, Young, Nachamie, Hendler & Spizz, P.C., New York, New York.

                                    EXPERTS

     The Consolidated Financial Statements of SysComm International Corporation and its subsidiaries included in this prospectus and the related financial statement schedules included elsewhere in the Registration Statement have been audited by Albrecht, Viggiano, Zureck & Company, P.C., independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

     The Company has filed with the United States Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and such exhibits and schedules, which may be inspected without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511 or Seven World Trade Center, New York, New York 10048. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission in Washington, D.C. 20549. Statements contained in the Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company; the address of such site is http://www.sec.gov.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                             Page
                                                                                             -----
INDEPENDENT AUDITORS' REPORT  ................................................................   F-2
FINANCIAL STATEMENTS
  Consolidated Balance Sheets as of September 30, 1995 and 1996 and March 31, 1997
   (unaudited)............................................................................       F-3

  Consolidated Statements of Operations for the Years Ended September 30, 1994, 1995, and
   1996 and the Six Months Ended March 31, 1996 (unaudited) and 1997 (unaudited)  ............   F-4
  Consolidated Statements of Stockholders' Equity for the Years Ended September 30, 1994,
   1995, and 1996 and the Six Months Ended March 31, 1997 (unaudited)  .......................   F-5
  Consolidated Statements of Cash Flows for the Years Ended September 30, 1994, 1995, and
   1996 and the Six Months Ended March 31, 1996 (unaudited) and 1997 (unaudited)  ............   F-6
  Notes to Consolidated Financial Statements    ..............................................   F-7

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors
SysComm International Corporation and Subsidiaries
Hauppauge, New York

We have audited the accompanying consolidated balance sheets of SysComm International Corporation and Subsidiaries as of September 30, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the consolidated financial position of SysComm International Corporation and Subsidiaries as of September 30, 1995 and 1996 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 1996, in conformity with generally accepted accounting principles.


ALBRECHT, VIGGIANO, ZURECK & COMPANY, P.C.



Hauppauge, New York
November 1, 1996, except as to
Note 14 which is as of April 21, 1997
and Note 15 which is as of
May 29, 1997

              SYSCOMM INTERNATIONAL CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                         September 30,
                                                              -----------------------------------         March 31,
                                                                  1995               1996                   1997
                                                              ----------------   ----------------      -------------
                                                                                                        (unaudited)
ASSETS
Current Assets
  Cash and cash equivalents  ..............................     $   1,064,949      $   1,180,680      $     672,227
  Accounts receivable, net   ..............................        10,343,186         21,012,242         13,834,592
  Note receivable   .......................................            21,939                -0-                -0-
  Inventory   .............................................         5,976,192          8,936,845          8,703,014
  Prepaid expenses  .......................................            66,598             43,207            210,708
  Investments    ..........................................           412,500            206,250            206,400
                                                                 -------------      -------------      -------------
     Total Current Assets    ..............................        17,885,364         31,379,224         23,626,941
Property, Plant and Equipment, Net    .....................           399,708            539,174            723,148
Other Assets  .............................................           186,587            184,159            193,880
                                                                 -------------      -------------      -------------
     Total Assets   .......................................     $  18,471,659      $  32,102,557      $  24,543,969
                                                                 =============      =============      =============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Supplier credit facility   ..............................     $  10,797,111      $  12,483,391      $   6,867,271
  Accounts payable and accrued liabilities  ...............         5,194,454         14,440,421         12,384,282
  Current portion of long-term liabilities  ...............               -0-             26,626             40,669
  Income taxes payable    .................................            23,053          1,069,197            100,495
  Deferred income taxes   .................................           101,157             17,044             17,104
                                                                 -------------      -------------      -------------
     Total Current Liabilities  ...........................        16,115,775         28,036,679         19,409,821
Long-Term Liabilities  ....................................               -0-             67,291             85,156
                                                                 -------------      -------------      -------------
     Total Liabilities    .................................        16,115,775         28,103,970         19,494,977
                                                                 -------------      -------------      -------------
Commitments and Contingencies
Stockholders' Equity
  Common stock; $.01 par value; 5,000,000
    shares authorized; 3,632,200 shares issued;
    3,170,540 shares outstanding   ........................            36,322             36,322             36,322
  Additional paid-in capital    ...........................           138,143            138,143            138,143
  Unrealized gain (loss) on available-for-sale securities            (720,000)               -0-                 90
  Retained earnings    ....................................         3,043,589          3,966,292          5,016,607
  Less: Treasury stock (at cost) -- 461,660 shares   ......          (142,170)          (142,170)          (142,170)
                                                                 -------------      -------------      -------------
     Total Stockholders' Equity    ........................         2,355,884          3,998,587          5,048,992
                                                                 -------------      -------------      -------------
     Total Liabilities and Stockholders' Equity   .........     $  18,471,659      $  32,102,557      $  24,543,969
                                                                 =============      =============      =============


          See accompanying notes to consolidated financial statements.

              SYSCOMM INTERNATIONAL CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                               Six Months Ended
                                                    Year Ended September 30,                       March 31,
                                         ----------------------------------------------  -----------------------------
                                             1994            1995            1996            1996           1997
                                         --------------  --------------  --------------  --------------  -------------
                                                                                                  (unaudited)
Net Sales   ...........................   $  45,459,575   $  55,195,507   $  98,446,698   $  38,042,823  $ 39,158,875
Cost of Sales  ........................      40,796,425      49,441,544      89,025,331      34,159,227    33,890,028
                                           -------------   -------------   -------------   ------------- -------------
     Gross Profit .....................       4,663,150       5,753,963       9,421,367       3,883,596     5,268,847
Selling and Administrative Expenses           3,406,316       4,079,184       5,028,812       2,382,727     2,957,149
                                           -------------   -------------   -------------   ------------- -------------
     Income from Operations   .........       1,256,834       1,674,779       4,392,555       1,500,869     2,311,698
                                           -------------   -------------   -------------   ------------- -------------
Other Income (Expense)
 Interest expense    ..................        (726,367)     (1,211,727)     (1,391,452)       (633,716)     (552,143)
 Interest income  .....................          12,589           4,411             585             523           236
 Other income  ........................          39,630          37,126          63,151           7,964        57,324
 Realized loss on available-for-sale
  securities   ........................             -0-             -0-      (1,406,250)            -0-           -0-
                                           -------------   -------------   -------------   ------------- -------------
     Total Other Expense   ............        (674,148)     (1,170,190)     (2,733,966)       (625,229)     (494,583)
                                           -------------   -------------   -------------   ------------- -------------
     Income from Continuing
       Operations Before Income
       Taxes   ........................         582,686         504,589       1,658,589         875,640     1,817,115
Provision for Income Taxes    .........         242,889         223,769         735,886         371,000       766,800
                                           -------------   -------------   -------------   ------------- -------------
     Income from Continuing
       Operations    ..................         339,797         280,820         922,703         504,640     1,050,315
Discontinued Operations
 Income from sale of subsidiary  ......       1,485,698             -0-             -0-             -0-           -0-
                                           -------------   -------------   -------------   ------------- -------------
     Net Income   .....................   $   1,825,495   $     280,820   $     922,703   $     504,640  $  1,050,315
                                           =============   =============   =============   ============= =============
Net Income Per Common Share
 Continuing Operations  ...............   $         .10   $         .08   $         .25   $         .14  $        .29
 Discontinued Operations   ............             .43             -0-             -0-             -0-           -0-
                                           -------------   -------------   -------------   ------------- -------------
     Net Income per Common Share          $         .53   $         .08   $         .25   $         .14  $        .29
                                           =============   =============   =============   ============= =============
Weighted Average Number of Common
 Shares Outstanding  ..................       3,448,900       3,614,040       3,677,290       3,686,040     3,668,540


          See accompanying notes to consolidated financial statements.

              SYSCOMM INTERNATIONAL CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                             Common Stock        Additional        Treasury Stock
                                        ------------------------   Paid-In     -------------------------
                                         Shares       Amount       Capital      Shares        Amount
                                        -----------  ----------  ------------  ---------  --------------
Balance as of September 30, 1993   ...   3,368,164    $ 36,322    $ 138,143    264,036     $ (72,440)
Net Income    ........................
Purchase of Common Stock  ............    (197,624)                            197,624       (69,730)
Unrealized Loss on Available-for-
 Sale Securities .....................
                                         ---------    --------    ---------    -------     ---------
Balance as of September 30, 1994   ...   3,170,540      36,322      138,143    461,660      (142,170)
Net Income    ........................
Unrealized Loss on Available-for-
 Sale Securities    ..................
                                         ---------    --------    ---------    -------     ---------
Balance as of September 30, 1995  .      3,170,540      36,322      138,143    461,660      (142,170)
Net Income ...........................
Unrealized Loss on Available-for-
 Sale Securities .....................
Realized Loss on Available-for-Sale
 Securities   ........................
                                         ---------    --------    ---------    -------     ---------
Balance as of September 30, 1996   ...   3,170,540      36,322      138,143    461,660      (142,170)
Net Income (unaudited) ...............
Unrealized Gain on Available-for-
 Sale Securities (unaudited)    ......
                                         ---------    --------    ---------    -------     ---------
Balance as of March 31, 1997
 (unaudited)  ........................   3,170,540    $ 36,322    $ 138,143    461,660     $(142,170)
                                        ==========    =========   ==========   ========    =========



                                         Unrealized                           Total
                                         Gain (Loss)      Retained        Stockholders'
                                        on Securities     Earnings          Equity
                                        --------------  -------------    --------------
Balance as of September 30, 1993   ...                    $  937,274     $  1,039,299
Net Income    ........................                     1,825,495        1,825,495
Purchase of Common Stock  ............                                        (69,730)
Unrealized Loss on Available-for-
 Sale Securities .....................    $   (382,500)                      (382,500)
                                            ------------  ----------     ------------
Balance as of September 30, 1994   ...        (382,500)    2,762,769        2,412,564
Net Income    ........................                       280,820          280,820
Unrealized Loss on Available-for-
 Sale Securities    ..................        (337,500)                      (337,500)
                                            ------------  ----------     ------------

Balance as of September 30, 1995  .           (720,000)    3,043,589        2,355,884
Net Income ...........................                       922,703          922,703
Unrealized Loss on Available-for-
 Sale Securities .....................        (123,750)                      (123,750)
Realized Loss on Available-for-Sale
 Securities   ........................         843,750                        843,750
                                            ------------  ----------     ------------

Balance as of September 30, 1996   ...             -0-     3,966,292        3,998,587
Net Income (unaudited) ...............                     1,050,315        1,050,315
Unrealized Gain on Available-for-
 Sale Securities (unaudited)    ......              90                             90
                                            ------------  ----------     ------------

Balance as of March 31, 1997
 (unaudited)  ........................    $         90    $5,016,607     $  5,048,992
                                            ============  ===========     ============


          See accompanying notes to consolidated financial statements.

              SYSCOMM INTERNATIONAL CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                         Year Ended September 30,
                                                             --------------------------------------------------
                                                                 1994            1995             1996
                                                             ---------------  -------------  ----------------
Cash Flows From Operating Activities
 Net income   .............................................    $  1,825,495    $   280,820     $     922,703
 Adjustments to reconcile net income to net cash
  provided (used) by operating activities:
  Depreciation and amortization    ........................         111,412        134,139           149,090
  Income from sale of subsidiary   ........................      (1,485,698)           -0-               -0-
  Disposition of accumulated deficit of subsidiary   ......         514,198            -0-               -0-
  Deferred tax (benefit) expense   ........................          35,115         (5,442)           (1,614)
  (Gain) loss on disposition of fixed assets   ............           2,701            114               (23)
  Realized loss on available-for-sale securities  .........             -0-            -0-           843,750
  Changes in assets and liabilities:
   Accounts receivable    .................................        (592,271)      (585,610)      (10,669,056)
   Note receivable  .......................................         (40,217)        41,705            21,939
   Inventory  .............................................         (55,516)        93,808        (2,960,653)
   Prepaid expenses and other assets  .....................         (37,028)       (55,666)           25,819
   Accounts payable and accrued liabilities    ............       2,465,743       (287,525)        9,245,967
   Income taxes payable   .................................         156,237       (164,451)        1,046,144
   Deferred revenue    ....................................         (89,517)           -0-               -0-
                                                                ------------   ------------     -------------
    Net Cash Provided (Used) by Operating
     Activities  ..........................................       2,810,654       (548,108)       (1,375,934)
                                                                ------------   ------------     -------------
Cash Flows From Investing Activities
 Purchase of fixed assets .................................        (291,387)       (92,697)         (235,388)
 Proceeds from disposition of fixed assets  ...............          10,000            400               450
                                                                ------------   ------------     -------------
    Net Cash Used in Investing Activities   ...............        (281,387)       (92,297)         (234,938)
                                                                ------------   ------------     -------------
Cash Flows From Financing Activities
 Net proceeds from (payments under) supplier credit
  facility    .............................................      (1,436,428)       343,000         1,686,280
 Net proceeds from long-term debt  ........................             -0-            -0-            58,229
 Payments of long-term liabilities    .....................             -0-            -0-           (17,906)
 Purchase of treasury stock  ..............................         (69,730)           -0-               -0-
                                                                ------------   ------------     -------------
    Net Cash Provided (Used) by Financing
     Activities  ..........................................      (1,506,158)       343,000         1,726,603
                                                                ------------   ------------     -------------
    Net Increase (Decrease) in Cash and Cash
     Equivalents    .......................................       1,023,109       (297,405)          115,731
Cash and Cash Equivalents at Beginning of Period  .........         339,245      1,362,354         1,064,949
                                                                ------------   ------------     -------------
Cash and Cash Equivalents at End of Period  ...............    $  1,362,354    $ 1,064,949     $   1,180,680
                                                                ============   ============     =============
Supplemental Disclosures of Cash Flow Information
 Cash paid during the year for:
  Income taxes   ..........................................    $     63,709    $   219,543     $     248,606
  Interest    .............................................         732,864      1,211,727         1,391,452
Supplemental Schedules of Noncash Investing and
 Financing Activities
 Acquisition of equipment:
  Cost of equipment    ....................................    $        -0-    $       -0-     $      53,594
   Less: Equipment financed  ..............................             -0-            -0-           (53,594)
                                                                ------------   ------------     -------------
    Cash Paid for Capital Expenditures   ..................    $        -0-    $       -0-     $         -0-
                                                                ============   ============     =============


                                                                    Six Months Ended
                                                                        March 31,
                                                             --------------------------------
                                                                1996              1997
                                                             ---------------   --------------
                                                                        (unaudited)
Cash Flows From Operating Activities
 Net income   .............................................    $    504,640     $  1,050,315
 Adjustments to reconcile net income to net cash
  provided (used) by operating activities:
  Depreciation and amortization    ........................          67,781           81,437
  Income from sale of subsidiary   ........................             -0-              -0-
  Disposition of accumulated deficit of subsidiary   ......             -0-              -0-
  Deferred tax (benefit) expense   ........................             -0-              -0-
  (Gain) loss on disposition of fixed assets   ............             -0-           (2,570)
  Realized loss on available-for-sale securities  .........             -0-              -0-
  Changes in assets and liabilities:
   Accounts receivable    .................................      (6,538,994)       7,177,650
   Note receivable  .......................................          20,621              -0-
   Inventory  .............................................        (554,133)         233,831
   Prepaid expenses and other assets  .....................          40,579         (177,222)
   Accounts payable and accrued liabilities    ............      (1,733,399)      (2,056,139)
   Income taxes payable   .................................         225,982         (968,702)
   Deferred revenue    ....................................             -0-              -0-
                                                                ------------     ------------
    Net Cash Provided (Used) by Operating
     Activities  ..........................................      (7,966,923)       5,338,600
                                                                ------------     ------------
Cash Flows From Investing Activities
 Purchase of fixed assets .................................         (58,371)        (221,016)
 Proceeds from disposition of fixed assets  ...............             -0-            7,300
                                                                ------------     ------------
    Net Cash Used in Investing Activities   ...............         (58,371)        (213,716)
                                                                ------------     ------------
Cash Flows From Financing Activities
 Net proceeds from (payments under) supplier credit
  facility    .............................................       8,313,021       (5,616,120)
 Net proceeds from long-term debt  ........................             -0-              -0-
 Payments of long-term liabilities    .....................          (4,954)         (17,217)
 Purchase of treasury stock  ..............................             -0-              -0-
                                                                ------------     ------------
    Net Cash Provided (Used) by Financing
     Activities  ..........................................       8,308,067       (5,633,337)
                                                                ------------     ------------
    Net Increase (Decrease) in Cash and Cash
     Equivalents    .......................................         282,773         (508,453)
Cash and Cash Equivalents at Beginning of Period  .........       1,064,949        1,180,680
                                                                ------------     ------------
Cash and Cash Equivalents at End of Period  ...............    $  1,347,722     $    672,227
                                                                ============     ============
Supplemental Disclosures of Cash Flow Information
 Cash paid during the year for:
  Income taxes   ..........................................    $     77,114     $  1,735,528
  Interest    .............................................         633,716          552,143
Supplemental Schedules of Noncash Investing and
 Financing Activities
 Acquisition of equipment:
  Cost of equipment    ....................................    $     78,472     $     49,125
   Less: Equipment financed  ..............................         (78,472)         (49,125)
                                                                ------------     ------------
    Cash Paid for Capital Expenditures   ..................    $        -0-     $        -0-
                                                                ============     ============



          See accompanying notes to consolidated financial statements.

              SYSCOMM INTERNATIONAL CORPORATION AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                Years ended September 30, 1994, 1995, and 1996
               and the six months ended March 31, 1996 and 1997
              (information as it relates to the six months ended
                     March 31, 1996 and 1997 is unaudited)

Note 1 -- Summary of Significant Accounting Policies

Nature of Operations

     SysComm International Corporation (the "Company"), incorporated on September 30, 1987, is a Delaware corporation with one active subsidiary:
Information Technology Services, Inc. (doing business as InfoTech, a New York Corporation since 1980).

     The Company, through its subsidiary, is authorized to conduct business in New York, New Jersey, Massachusetts, and Connecticut. The Company is a supplier and systems integrator of a broad range of computer and related products.

Basis of Consolidation

     The consolidated financial statements include the accounts of SysComm International Corporation and its wholly-owned subsidiary. Significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates

     The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

     Accounts receivable are presented net of allowances for doubtful accounts and for sales returns.The allowances are based on prior experience and management's evaluation of the collectibility of accounts receivable and returned merchandise credits. Authorized sales returns from the supplier are classified as receivables. Management believes that the allowances are adequate. However, further additions to the allowances may be necessary based on changes in economic conditions.

     The allowance for doubtful accounts was $50,000, $63,846, and $114,127 as of September 30, 1995, September 30, 1996, and March 31, 1997, respectively.

     The allowance for sales returns was $125,000 as of September 30, 1995 and $37,389 as of September 30, 1996 and March 31, 1997.

Inventory

     Inventory consists principally of computer hardware and software, and is valued at the lower of cost (first-in, first-out) or market.

Property, Plant and Equipment

     Property, plant and equipment is stated at cost, net of accumulated depreciation. Expenditures for maintenance and repairs are charged against operations as incurred. Upon retirement or sale, the assets disposed are removed from the accounts and any resulting gain or loss is reflected in the results of operations. Capitalized values of property under leases are amortized over the life of the lease or the estimated life of the asset, whichever is less.

              SYSCOMM INTERNATIONAL CORPORATION AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                Years ended September 30, 1994, 1995, and 1996
               and the six months ended March 31, 1996 and 1997
              (information as it relates to the six months ended
              March 31, 1996 and 1997 is unaudited) -- (Continued)


Note 1 -- Summary of Significant Accounting Policies  -- (Continued)


     Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

                                       Estimated
                                       Useful Lives
                                       -------------
      Vehicles .....................   1-5 years
      Computer Equipment   .........   5 years
      Furniture and Fixtures  ......   7 years
      Leasehold Improvements  ......   5 years

Income Taxes

     The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Investments

     The Company evaluates its investment policies consistent with Financial Accounting Standards Board Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities ("FASB 115"). Accordingly, investment securities are classified as available-for-sale securities and carried at fair value, with temporary unrealized gains and losses reported as a separate component of stockholders' equity. Realized losses are recorded for any decline in value determined to be other-than-temporary on available-for-sale securities.

Revenue Recognition

     Revenue related to the sales of computer equipment is recorded at the time of shipment. Service revenue and costs are recognized when services are provided.

Net Income Per Common Share

     Net income per common share is based on the weighted average number of shares of common stock and dilutive common share equivalents outstanding during each period. Dilutive common share equivalents include stock options.

Statement of Cash Flows

     For purposes of the statement of cash flows, the Company considers all liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Reclassifications

     Certain prior period amounts have been reclassified to conform with the current financial statement presentation.

Fair Value of Financial Instruments

     The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, approximate fair value due to the relatively short maturity of these instruments. The fair value of investments is estimated based on quoted market price. The carrying value of the supplier credit facility and long-term debt, including the current portion, approximates fair value based on the incremental borrowing rates currently available to the Company for financing with similar terms and maturities.

              SYSCOMM INTERNATIONAL CORPORATION AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                Years ended September 30, 1994, 1995, and 1996
               and the six months ended March 31, 1996 and 1997
              (information as it relates to the six months ended
              March 31, 1996 and 1997 is unaudited) -- (Continued)


Note 1 -- Summary of Significant Accounting Policies  -- (Continued)


Unaudited Interim Financial Statements

     In the opinion of management, the unaudited consolidated financial statements for the six months ended March 31, 1996 and 1997 are presented on a basis consistent with the audited consolidated financial statements and reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results thereof. The results of operations for the six months ended March 31, 1997, are not necessarily indicative of the results to be expected for the year ending September 30, 1997.

Recently Issued Pronouncement

     Statement of Financial Accounting Standards No. 128, Earnings Per Share, issued in February 1997, establishes standards for computing and presenting earnings per share and is effective for periods ending after December 15, 1997. This standard requires the Company to present basic earnings per share and diluted earnings per share. The impact of adopting this standard has not yet been determined.

Note 2 -- Investments

     Investments consist of the following:

                                           September 30,
                                     -------------------------    March 31,
                                         1995          1996         1997
                                     -----------   -----------   -----------
                                                                 (unaudited)
Ameriquest Technologies, Inc.
(Formerly CMS Enhancements, Inc.)
 Number of Shares  ...............       300,000       300,000       300,000
 Fair Value  .....................    $  412,500    $  206,250    $  206,400
 Cost  ...........................    $1,612,500    $1,612,500    $1,612,500


     Marketable equity securities have been categorized as available for sale and are stated at fair value. At September 30, 1995, an unrealized loss of $1,200,000 is shown, net of deferred taxes of $480,000 as a separate component of stockholders' equity until realized. The increase in the net unrealized loss for the years ended September 30, 1995 and 1996 totaled $337,500 and $123,750, respectively, and $67,500 for the six months ended March 31, 1996. As further discussed in Note 15, the Company recorded a realized loss on available-for-sale securities of $1,406,250 for the year ended September 30, 1996. The net unrealized gain for the six months ended March 31, 1997, was $90.

Note 3 -- Property, Plant and Equipment

     Property, plant and equipment is set forth below.

                                                      September 30,
                                              -----------------------------     March 31,
                                                    1995           1996           1997
                                              -------------   -------------   -----------
                                                                              (unaudited)
Vehicles  .................................     $   33,182      $   93,412     $  119,159
Computer equipment    .....................        615,786         733,297        886,195
Furniture and fixtures   ..................        267,090         360,106        442,145
Leasehold improvements   ..................         76,017          93,243         93,243
                                                 ----------      ----------     ----------
                                                   992,075       1,280,058      1,540,742
Accumulated depreciation    ...............       (592,367)       (740,884)      (817,594)
                                                 ----------      ----------     ----------
Property, plant and equipment, net   ......     $  399,708      $  539,174     $  723,148
                                                 ----------      ----------     ----------

              SYSCOMM INTERNATIONAL CORPORATION AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                Years ended September 30, 1994, 1995, and 1996
               and the six months ended March 31, 1996 and 1997
              (information as it relates to the six months ended
              March 31, 1996 and 1997 is unaudited) -- (Continued)



Note 4 -- Other Assets

     The Company is the owner and beneficiary of a $1,000,000 whole life policy covering the life of the principal stockholder/officer. The cash surrender value of life insurance included in Other Assets as of September 30, 1995, September 30, 1996, and March 31, 1997, amounted to $137,546, $145,046, and
$145,046, respectively.

Note 5 -- Financing Arrangements

     The Company entered into a formal credit agreement with the financing subsidiary of its major supplier. Under the credit facility, the Company may borrow up to 85% of receivables due within 90 days and up to 100% of eligible inventory, to a maximum of $27,500,000. The agreement, which expires on September 30, 1997, is subject to temporary increases, thereby increasing the line of credit to $41,250,000 during certain periods.

     As of September 30, 1995, September 30, 1996 and March 31, 1997, borrowings outstanding under this facility were $10,591,511, $12,483,391, and $6,867,271, respectively. For the years ended September 30, 1995 and 1996, and for the six months ended March 31, 1996 and 1997, interest on the outstanding borrowings was payable monthly at prime plus 1.625%, 1.375%, 1.625% and 1.375%, respectively, or prime plus 6.5%, should the Company fail to meet certain collateral requirements. Interest costs included in interest expense for the years ended September 30, 1994, 1995, and 1996 totaled $726,367, $1,188,525, and $1,381,373, respectively. Interest costs included in interest expense for the six months ended March 31, 1996 and 1997, totaled $633,716 and $552,143, respectively.

     The credit facility contains certain financial covenants and is personally guaranteed by the principal stockholder/officer of the Company. Additionally, $4,772,075, $12,560,441, and $10,082,368, were included in accounts payable at
September 30, 1995, September 30, 1996, and March 31, 1997, respectively, and are included against the maximum credit available.

              SYSCOMM INTERNATIONAL CORPORATION AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                Years ended September 30, 1994, 1995, and 1996
               and the six months ended March 31, 1996 and 1997
              (information as it relates to the six months ended
              March 31, 1996 and 1997 is unaudited) -- (Continued)



Note 6 -- Long-Term Liabilities

     Long-term liabilities consist of the following:

                                                                            September 30,     March 31,
                                                                                1996            1997
                                                                            ---------------   ------------
                                                                                              (unaudited)
Ford Motor Credit Corp.
Collateralized by a lien on a Company automobile; payable in 36 monthly installments of $815 including interest of 9.0% per annum; final pay-
 ment due October 1999.                                                         $     -0-       $  22,470
Collateralized by a lien on a Company automobile; payable in 36 monthly installments of $1,194 including interest of 9.9% per annum; final pay-
 ment due December 1998.                                                           27,832          21,928
Collateralized by a lien on a Company automobile; payable in 36 monthly installments of $678 including interest of 8.9% per annum; final pay-
 ment due November 1998.                                                           16,480          13,066
AT&T Credit Corp.
Capital lease collateralized by a lien on the Company's phone system;
 payable in monthly installments of $654 including interest of 14.446%
 per annum; final payment due May 2001.    ..............................          29,497          27,105
Capital lease collateralized by a lien on the Company's phone system;
 payable in monthly installments of $573 including interest of 15.089%
 per annum; final payment due December 2000.  ...........................          20,108          18,256
Capital lease collateralized by a lien on the Company's phone system;
 payable in monthly installments of $494 including interest of 9.9% per
 annum; final payment due February 2002.   ..............................             -0-          23,000
                                                                                ---------        ---------
                                                                                   93,917         125,825
 Less: Current maturities   .............................................         (26,626)        (40,669)
                                                                                ---------        ---------
                                                                                $  67,291       $  85,156
                                                                                =========        =========


     Maturities of long-term liabilities as of March 31, 1997 are as follows:

1998   ......   $ 40,669
1999   ......     38,958
2000   ......     22,010
2001   ......     17,673
2002   ......      6,515
                ---------
                $125,825
                =========


Note 7 -- Capital Leases

     As further discussed in Note 6, the Company began leasing telephone equipment in December 1995. As of September 30, 1996 and March 31, 1997, the gross assets capitalized under such leases totaled $54,486 and $77,980, respectively, and the accumulated amortization totaled $3,892 and $7,934, respectively. The amortization expense for the year ended September 30, 1996, of $3,892 is included in depreciation expense. Amortization expense included in depreciation expense for the six months ended March 31, 1997 is $4,042.

              SYSCOMM INTERNATIONAL CORPORATION AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                Years ended September 30, 1994, 1995, and 1996
               and the six months ended March 31, 1996 and 1997
              (information as it relates to the six months ended
              March 31, 1996 and 1997 is unaudited) -- (Continued)



Note 8 -- Income Taxes

     The provision (benefit) for income taxes consists of the following:

                                                                                     Six Months Ended
                                             Year Ended September 30,                   March 31,
                                     -----------------------------------------   ------------------------
                                       1994          1995           1996           1996         1997
                                     -----------   -----------   -------------   -----------   ----------
                                                                                       (unaudited)
Current:
 Federal  ........................    $ 145,859     $ 148,504      $  956,000     $ 262,000    $ 566,100
 State ...........................       61,915        80,707         344,000       109,000      200,700
                                      ----------    ----------      ----------    ----------   ----------
     Total Current    ............      207,774       229,211       1,300,000       371,000      766,800
                                      ----------    ----------      ----------    ----------   ----------
Deferred:
 Federal  ........................       29,848        (4,626)       (479,642)          -0-          -0-
 State    ........................        5,267          (816)        (84,472)          -0-          -0-
                                      ----------    ----------      ----------    ----------   ----------
     Total Deferred   ............       35,115        (5,442)       (564,114)          -0-          -0-
                                      ----------    ----------      ----------    ----------   ----------
Provision for Income Taxes  ......    $ 242,889     $ 223,769      $  735,886     $ 371,000    $ 766,800
                                      ==========    ==========      ==========    ==========   ==========

     The difference between the provision for income taxes at the Company's effective income tax rate and the federal statutory rate of 34% is as follows:

                                                                                            Six Months Ended
                                                      Year Ended September 30,                 March 31,
                                               --------------------------------------   ------------------------
                                                 1994          1995         1996          1996         1997
                                               -----------   -----------   ----------   -----------   ----------
                                                                                              (unaudited)
Income taxes at statutory rate  ............    $ 198,113     $ 171,560    $563,920      $ 297,718    $ 617,819
State taxes, net of federal benefit   ......       44,340        52,728     122,735         71,940      132,462
Other   ....................................          436          (519)     49,231          1,342       16,519
                                                ----------    ----------   ---------     ----------   ----------
 Provision for Income Taxes  ...............    $ 242,889     $ 223,769    $735,886      $ 371,000    $ 766,800
                                                ==========    ==========   =========     ==========   ==========

     The tax effects of temporary differences giving rise to significant portions of deferred taxes are as follows:

                                                 September 30,
                                          ----------------------------     March 31,
                                               1995           1996           1997
                                          -------------   ------------   ------------
                                                                         (unaudited)
Allowance for doubtful accounts  ......    $    20,000     $   25,538     $   30,000
Inventory capitalization   ............         21,753         15,742         16,000
Investments ...........................       (161,000)       (78,500)       (78,560)
Depreciation   ........................            -0-          5,840          5,360
Other    ..............................         18,090         14,336         10,096
                                           ------------    -----------    -----------
Net deferred tax liability ............    $  (101,157)    $  (17,044)    $  (17,104)
                                           ============    ===========    ===========

Note 9 -- Stock Option Plan

     On July 29, 1988, the stockholders approved a stock option plan. In connection therewith, 1,000,000 shares of common stock are reserved for issuance pursuant to options that may be granted under the plan through May 5, 1998. The options vest straight-line over a three-year period following the date of grant.

              SYSCOMM INTERNATIONAL CORPORATION AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                Years ended September 30, 1994, 1995, and 1996
               and the six months ended March 31, 1996 and 1997
              (information as it relates to the six months ended
              March 31, 1996 and 1997 is unaudited) -- (Continued)


Note 9 -- Stock Option Plan -- (Continued)


     A summary of stock option activity related to the Company's plan is as follows:

                                   Beginning       Granted     Exercised     Canceled       Ending
                                    Balance        During       During       During        Balance
                                   Outstanding     Period       Period       Period       Outstanding     Exercisable
                                   -------------   ---------   -----------   ----------   -------------   ------------
Year ended September 30, 1994
Number of shares ...............           0       302,000        0                0        302,000               0
Weighted average exercise price
 per share .....................           0       $   .95        0                0        $   .95               0
Year ended September 30, 1995
Number of shares    ............     302,000       768,000        0          502,000        568,000               0
Weighted average exercise price
 per share .....................     $   .95       $   .72        0          $   .90        $   .69               0
Year ended September 30, 1996
Number of shares ...............     568,000             0        0           70,000        498,000         166,000
Weighted average exercise price
 per share    ..................     $   .69             0        0          $   .68        $   .69         $   .69
Six months ended March 31, 1997
Number of shares    ............     498,000             0        0                0        498,000         166,000
Weighted average exercise price
 per share    ..................     $   .69             0        0                0        $   .69         $   .69

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, Accounting for Stock-Based Compensation ("FASB 123"), which is effective for the Company's year beginning October 1, 1996. As permitted under FASB 123, the Company has elected not to adopt the fair value based method of accounting for its stock-based compensation plans, but will continue to account for such compensation under the provisions of Accounting Principles Board Opinion No. 25. FASB 123 requires pro forma disclosures of the effects of all awards granted in years that begin after December 15, 1994, which would be the Company's year beginning October 1, 1995 and ending September 30, 1996. There is no impact of FASB 123 on the Company's operating results or financial position, since the Company has not granted any options since June 30, 1995.

     The weighted average per share fair value of the options granted during the years ended September 30, 1994 and 1995 was estimated as $.13 and $.20, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                     1994             1995
                                   ------------   ----------------
Risk-free interest rates  ......     6.53%         5.92-7.84%
Expected option lives  .........   4.33 years     3.17-3.75 years
Expected volatilities  .........    21.94%        22.03-23.87%
Expected dividend yields  ......      0%               0%



     The weighted average remaining contractual life of the options outstanding at March 31, 1997 is 1.417 years. The exercise price of such options range from $.68 to $.75 per share.

              SYSCOMM INTERNATIONAL CORPORATION AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                Years ended September 30, 1994, 1995, and 1996
               and the six months ended March 31, 1996 and 1997
              (information as it relates to the six months ended
              March 31, 1996 and 1997 is unaudited) -- (Continued)



Note 10 -- 401(k) Plan

     On January 1, 1994, the Company adopted a 401(k) Savings Plan (the "Plan") for the benefit of all eligible employees. All employees as of the effective date of the Plan became eligible. An employee who became employed after January 1, 1994, would become a participant after the completion of a half-year of service and the attainment of 20 years of age.

     Participants may elect to contribute from their compensation any amount up to the maximum deferral allowed by the Internal Revenue Code. Employer contributions are a discretionary percentage match. The Company may make optional contributions for any plan year at its discretion.

     During the years ended September 30, 1994, 1995, and 1996, the Company incurred 401(k) costs totaling $100, $19,148, and $31,738, respectively. During the six months ended March 31, 1997, the Company's 401(k) costs totaled $7,181.


Note 11 -- Sale of Subsidiary

     Effective November 30, 1993, the Company exchanged 100% of the shares of a subsidiary (Romel Technology, Inc. (d/b/a MSG)) for 300,000 shares of CMS Enhancements, Inc. Such transaction qualified as a tax-free reorganization under Section 368 of the Internal Revenue Code. The Company realized a gain as a result of this transaction of $1,485,698, which is net of deferred income taxes of $641,000. Included in the consolidated statement of operations for the year ended September 30, 1994, are net sales of $4,127,768, cost of sales of $3,775,372, and an operating loss of $22,432.

Note 12 -- Concentration of Credit Risk

Cash

     The Company places most of its temporary cash investments with one financial institution and normally exceeds the Federal Deposit Insurance Corporation limit. The Company has not experienced any loss to date as a result of this policy.

Major Customers

     Computer sales encompass markets wherein the demands of any one customer may vary greatly due to changes in technology. One customer accounted for 22% of sales for the year ended September 30, 1994, and 31% of accounts receivable as of September 30, 1994. In comparison, two customers accounted for 23% and 14%, respectively, of sales for the year ended September 30, 1995. One of these customers accounted for 10% of accounts receivable as of September 30, 1995. Two customers comprised 16% and 19%, respectively, of sales for the year ended September 30, 1996. One of these customers accounted for 33% of accounts receivable as of September 30, 1996. Two customers accounted for 26% and 13%, respectively, of sales during the six months ended March 31, 1996. No single customer comprised more than 10% of sales during the six months ended March 31, 1997. At March 31, 1997, one customer accounted for 15% of accounts receivable.


Purchases

     The Company purchases a majority of goods from International Business Machines Corporation, whose subsidiary represents the Company's major lending source. The loss of this supplier could materially affect the Company. Purchases from this supplier represented 70% of total purchases for each of the years ended September 30, 1994 and 1995 and approximately 90% of total purchases for the year ended September 30, 1996 and the six months ended March 31, 1996 and 1997.

              SYSCOMM INTERNATIONAL CORPORATION AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                Years ended September 30, 1994, 1995, and 1996
               and the six months ended March 31, 1996 and 1997
              (information as it relates to the six months ended
              March 31, 1996 and 1997 is unaudited) -- (Continued)



Note 13 -- Commitments and Contingencies

     The Company has operating leases on real property and equipment expiring through the year 2002. In addition to fixed rentals, the real property leases have escalation clauses that require the Company to pay a percentage of common area maintenance, real estate taxes, and insurance.

     Rent expense and other charges totaled $173,051, $255,307, and $253,412 for years ended September 30, 1994, 1995, and 1996, and $128,357 and $131,919
for the six months ended March 31, 1996 and 1997, respectively.

     As of March 31, 1997, the future minimum rental commitments for the twelve months ending March 31, are as follows:

1998   ......   $ 276,657
1999   ......     254,748
2000   ......     175,488
2001   ......     130,704
2002   ......     119,812
                ----------
                $ 957,409
                ==========

     The Company is a defendant in a lawsuit which alleges wrongful termination of employment. The action has been in the discovery stage since 1992. While the results of litigation cannot be predicted with any certainty, management believes that the final outcome of such litigation will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows. Changes in assumptions, as well as actual experience, could cause the estimates made by management to be altered.

     In March 1997, the Company commenced operation of an IBM PC assembly facility under IBM's Authorized Assembler Program (the "AAP"). Under the terms of the AAP Agreement with IBM, the Company must purchase a sufficient number of Base System Units and Approval Components to enable it to assemble at least 20% of the Company's actual sales volume of PCs.

Note 14 -- Subsequent Events


     In March 1997, the Company and an underwriter agreed to a proposed public offering of the Company's common stock. In connection with the proposed public offering, 150,000 warrants will be granted to the underwriter. The fair value is estimated as $.55 per warrant using the Black-Scholes pricing model. The fair value of these warrants will be offset against the offering proceeds at the time of the initial public offering.


     On March 31, 1997, the Company effected a two-for-one split of common stock. All references in the accompanying consolidated financial statements and notes thereto relating to common stock and additional paid-in capital, stock options, per share and share data have been retroactively adjusted to reflect the two-for-one stock split.

     On April 21, 1997, a special meeting of the stockholders was held to amend the Certificate of Incorporation to increase the aggregate of authorized shares of common stock from 5,000,000 shares of common stock to 40,000,000 shares of common stock and to authorize 1,000,000 shares of preferred stock. The preferred stock is not expected to be issued at any time in the near future. The preferred stock's rights, preferences and characteristics will be determined by the Board of Directors at such time as the preferred stock is issued.

Note 15 -- Restatement of Financial Statements

     The financial statements for the fiscal year ended September 30, 1996 originally reflected an unrealized loss on available-for-sale securities as a separate component of stockholders' equity. The financial statements for the year ended September 30, 1996 have been restated to reflect a realized loss on available-for-sale securities, since the decline in value was determined to be other-than-temporary as of that date. The effect of this adjustment was to reduce retained earnings and unrealized loss on available-for-sale securities as of September 30, 1996, and net income for the year then ended by $843,750, which is net of income taxes in the amount of $562,500. In addition, earnings per common share was reduced from $0.48 to $0.25 for the year ended September 30, 1996.

================================================================================

No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstance create any implication that the information contained herein is correct as of any date subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.


                     -----------------------------------

                               TABLE OF CONTENTS

                                               Page
                                               -----
Prospectus Summary  ........................       3
Risk Factors  ..............................       7
Use of Proceeds  ...........................      14
Dividend Policy  ...........................      14
Dilution   .................................      15
Capitalization   ...........................      16
Selected Consolidated Financial Data  ......      17
Management's Discussion and Analysis
   of Financial Condition and Results of
   Operations ..............................      18
Business   .................................      22
Management .................................      31
Certain Transactions   .....................      37
Principal Stockholders .....................      38
Description of Capital Stock ...............      39
Shares Eligible for Future Sale ............      41
Underwriting  ..............................      42
Legal Matters ..............................      43
Experts ....................................      43
Additional Information .....................      43
Index to Financial Statements   ............     F-1

================================================================================

================================================================================


                               1,500,000 Shares








                             SYSCOMM INTERNATIONAL
                                  CORPORATION









                                 Common Stock






                                   -----------
                                   PROSPECTUS
                                   -----------


                            Commonwealth Associates




                              _____________, 1997

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Other Expenses of Issuance and Distribution

     The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered, other than underwriting discounts. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee and the NASD filing fee.



      SEC registration fee  ..................   $  3,275.00
      NASDAQ listing fee .....................     28,853.00
      NASD filing fee ........................      2,125.60
      Printing and engraving expenses   ......    100,000.00
      Legal fees and expenses  ...............    200,000.00
      Accounting fees and expenses   .........     60,000.00
      Transfer agent and registrar fee  ......     20,000.00
      Miscellaneous   ........................    101,729.24
                                                 ------------
        Total   ..............................   $515,982.24
                                                 ============



Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers provided that this provision shall not eliminate or limit the liability of a directors (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     The Delaware General Corporation Law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the Company' By-Laws, any agreement, vote of shareholders or otherwise.

     The Company's Certificate of Incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law.

     The effect of the foregoing is to require the Company to indemnify the officers and directors of the Company for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonably cause to believe his conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the applicable provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exhibits and Financial Statement Schedules

          (a) Exhibits
 #1.1     Form of Underwriting Agreement
 #1.2     Form of Financial and Advisory Consulting Agreement
 #3.1     Form of Amended and Restated Certificate of Incorporation
 #3.2     Form of Amended and Restated By-Laws
  4.1     Form of Common Stock Certificate
 #4.2     Form of Representative's Warrant
  5.1     Opinion and Consent of Ruskin, Moscou, Evans & Faltischek, P.C.


#10.1     1988 Incentive Stock Option Plan
 10.2     Inventory and Working Capital Financing Agreement, dated September 26, 1996, and amendment thereto, dated October 31, 1996
 10.3     Form of Employment Agreement between the Company and John H. Spielberger
 10.4     Form of Employment Agreement between the Company and Thomas J. Baehr
 10.5     Form of Employment Agreement between the Company and Dennis R. Wilson
 10.6     Form of Employment Agreement between the Company and Norman Gaffney
 10.7     Agreement for participation in the IBM Business Partner-PC, Authorized Assembler Program
          (certain portions of this exhibit has been omitted. Confidential treatment has been requested with respect to the omitted portions.)
#21.1     Subsidiaries of Registrant
 23.1     Consent of Albrecht, Viggiano, Zureck & Company, P.C., Independent Auditors
*23.2     Consent of Ruskin, Moscou, Evans & Faltischek, P.C. (included in Exhibit 5.1)
#24.1     Power of Attorney (included on signature page)
#27.1     Financial Statement Schedule
#99.1     Valuation and Qualifying Accounts Schedule (with consent)


------------
# Previously filed.


     Schedules other than the ones listed above are omitted for the reason that they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

Undertakings

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

     The undersigned Registrant hereby undertakes to provide to the Underwriter, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Act each Post-Effective Amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to its Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Hauppauge, New York, on June 11, 1997.



                                        SYSCOMM INTERNATIONAL CORPORATION



                                        By: /s/ John H. Spielberger
                                          -------------------------------------
                                          John H. Spielberger, President


Dated: June 11, 1997

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hauppauge, New York, on June 11, 1997.



        Signature                                 Title                             Date
----------------------------   -----------------------------------------------   -------------
/s/ John H. Spielberger        Chairman of the Board of Directors, President     June 11, 1997
-------------------------      and Chief Executive Officer
John H. Spielberger

     /s/           *           Vice President and Director                       June 11, 1997
-------------------------
Thomas J. Baehr

     /s/           *           Vice President, Chief Financial Officer,          June 11, 1997
-------------------------      Secretary and Director
Dennis R. Wilson

     /s/           *           Director                                          June 11, 1997
-------------------------
Norman Gaffney

     /s/           *           Director                                          June 11, 1997
-------------------------
John H. Spielberger


By /s/ John H. Spielberger
-------------------------
John H. Spielberger
as attorney-in-fact


                                 EXHIBIT INDEX

Exhibit                                            Description
---------                                          -----------
 #1.1       Form of Underwriting Agreement
 #1.2       Form of Financial and Advisory Consulting Agreement
 #3.1       Form of Amended and Restated Certificate of Incorporation
 #3.2       Form of Amended and Restated By-Laws
  4.1       Form of Common Stock Certificate
 #4.2       Form of Representative's Warrant
  5.1       Opinion and Consent of Ruskin, Moscou, Evans & Faltischek, P.C.
#10.1       1988 Incentive Stock Option Plan
 10.2       Inventory and Working Capital Financing Agreement, dated September 26, 1996, and amendment thereto, dated October 31, 1996
 10.3       Form of Employment Agreement between the Company and John H. Spielberger
 10.4       Form of Employment Agreement between the Company and Thomas J. Baehr
 10.5       Form of Employment Agreement between the Company and Dennis R. Wilson
 10.6       Form of Employment Agreement between the Company and Norman Gaffney
 10.7       Agreement for participation in the IBM Business Partner-PC, Authorized Assembler Program
            (certain portions of this exhibit has been omitted. Confidential treatment has been requested with respect to the omitted portions.)
#21.1       Subsidiaries of Registrant
 23.1       Consent of Albrecht, Viggiano, Zureck & Company, P.C., Independent Auditors
 23.2       Consent of Ruskin, Moscou, Evans & Faltischek, P.C. (included in Exhibit 5.1)
#24.1       Power of Attorney (included on signature page)
#27.1       Financial Statement Schedule
#99.1       Valuation of Qualifying Accounts Schedule (with consent)


------------
# Previously filed.